
06
ANNUAL REPORT
MUELLER
INDUSTRIES, INC.



Mueller Industries, Inc. (NYSE: MLI) is a leading U.S. manufacturer of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products.

FINANCIAL & OPERATING
HIGHLIGHTS

(In thousands, except per share data)	2006	2005	2004	2003	2002
SUMMARY OF OPERATIONS					
Net sales	$ 2,510,912	$ 1,729,923	$ 1,379,056	$ 999,078	$ 952,983
Net income	$ 148,869	$ 92,542	$ 79,416	$ 45,381	$ 77,992
Diluted earnings per share	$ 4.00	$ 2.49	$ 2.15	$ 1.23	$ 2.11
Dividends per share	$ 0.40	$ 0.40	$ 15.40	$ -	$ -
SIGNIFICANT YEAR-END DATA					
Cash and cash equivalents	$ 200,471	$ 129,685	$ 47,449	$ 255,088	$ 217,601
Ratio of current assets to current liabilities	3.0 to 1	2.4 to 1	2.5 to 1	4.6 to 1	4.6 to 1
Long-term debt (including current portion)	$ 344,152	$ 316,190	$ 315,978	$ 14,272	$ 18,166
Debt as a percent of total capitalization	36.9%	42.8%	47.3%	1.7%	2.4%
Stockholders' equity	$ 588,814	$ 422,908	$ 351,686	$ 814,858	$ 753,523
Book value per share	$ 15.90	$ 11.54	$ 9.66	$ 23.77	$ 22.00
Capital expenditures	$ 41,206	$ 18,449	$ 19,980	$ 27,236	$ 23,265

NET SALES
(in millions)


$2,500
$2,250
$2,000
$1,750
$1,500
$1,250
$1,000
$750
2004
2005
2006

NET INCOME
(in millions)


$150
$125
$100
$75
2004
2005
2006

TO OUR STOCKHOLDERS, CUSTOMERS & EMPLOYEES

Two Thousand and Six was an outstanding year for Mueller. We set records in virtually every category... sales, operating income, net income, and earnings per share.

Net sales in 2006 totaled $2.51 billion compared with $1.73 billion in 2005. Much of the sales increase was driven by the increase in the price of copper, our principal raw material. The average price of copper in 2006 was $3.09 per pound, or 84 percent higher than the year before. Mueller endeavors to incorporate its added costs into the price of our products in a timely manner. Largely, in 2006, we were able to do so.

Net income in 2006 was $148.9 million, 61 percent more than the year before. Earnings per diluted share were $4.00 compared with $2.49 in 2005.

In the first three quarters of 2006, we achieved the best ever results for each such quarter. However, in the fourth quarter, the much anticipated "correction" in the housing market finally occurred. There was a precipitous drop in orders, as customers became increasingly cautious. As a result we earned 14 cents per diluted share in the fourth quarter (after an inventory valuation adjustment of 26 cents per diluted share) compared with 97 cents per diluted share for the same period the year before. We believe that many of our customers are now at the point of needing to replenish their inventories, and that more normal business conditions in the housing sector may prevail as the year 2007 progresses.

Housing starts in 2006 declined by 15 percent compared with 2005, and a further decline may occur in 2007. However, the commercial construction market continues to expand and the "do-it-yourself" retail market is in a long-term upswing.

Financial Position

Mueller ended the year with over $200 million in cash on hand. Our current ratio is 3.0 to 1 and our debt to total capitalization is 36.9 percent. We place a high priority on maintaining a strong balance sheet. By doing so, we are well positioned to take advantage of business opportunities as they arise. Our cash flow remains solid despite the additional investments made to working capital due to rising raw material costs. We expect to fund our 2007 capital expenditures from internal sources.

In the fourth quarter, we increased our existing credit facility to $200 million with a syndicate of six commercial banks. The terms of this credit facility are comparable to a single A credit rating which reflects the underlying strength of our financial position. As of this writing, the $200 million credit facility is undrawn and available to fund investment opportunities.

Operations Review

Operating income in 2006 totaled $218.9 million, an increase of 66 percent, compared with $131.8 million the year before.

The increase resulted from improved margins in our brass rod, copper tube and copper fittings businesses, as well as better returns from our European companies and the addition of our joint venture in China. Only our North American trading operations fell short of expectation, which we believe to be an aberration.

In many ways, 2006 was a particularly challenging year, despite our successful results. The year was marked by record high copper prices, which reached $4.08 per pound in May and then declined by 36 percent from its peak by year-end. The same extraordinary volatility occurred with other metals and energy costs too.

Also, our manufacturing operations had to rapidly adjust to significant fluctuations in demand. Our plants operated at moderate levels for the first half of 2006, but then had to retrench as the order volume declined. We are pleased that our operations were able to respond to these changing circumstances with flexibility and promptness.

We continue to invest in improving all aspects of our business. Our capital expenditures in 2006 exceeded $40 million, with $18 million invested in China to enlarge our commercial copper tube capacity.

Also, we recently opened a sourcing office in China for the purpose of identifying and managing supplier relations for the procurement of valves, fittings, faucets, and plumbing specialties. We expect to use this office to fully leverage the benefits available from coordinated purchasing for our North American and United Kingdom import distribution activities.

We have dedicated a portion of our factory in Wynne, Arkansas to manufacture commercial copper tube for the North American market. This is a new product line for us, but we possess the technical capabilities and the customer contacts to become a significant factor in this marketplace.

In addition, we will soon be manufacturing ABS plastic pipe in our Ontario, California factory. This is a logical extension of our product line, and it will be sold to the marketplace we now serve.

In February 2007, our Company purchased Extruded Metals, Inc., located in Belding, Michigan. Extruded manufactures brass rod, which is complementary to our existing brass rod business in Port Huron, Michigan. Although the consumption of brass rod in North America has been declining, we believe that there are substantial cost savings and economies of scale to be achieved. The combined companies will be better able to compete in the globalized brass rod business.

Business Outlook

After more than five years of vigorous growth, the housing industry is undergoing a widely predicted "correction," which commenced in the latter part of 2006. The "correction" has continued into 2007, but it remains uncertain whether it has already bottomed-out.

We believe that we will see an improving environment for our business as the year continues. We note that the overall United States economy is in very good shape. The statistics on GDP growth, consumer confidence, capital-goods orders, interest and mortgage rates, and job growth are all positive.

Also, the inventory of new unsold homes has begun to decline and in most markets home prices have stabilized or retreated. The housing sector is making the necessary adjustments, which will put it on a sound footing going forward.

We anticipate that our non-residential businesses, which constitute a significant portion of our total, will have a good year.

Closing

We extend our thanks and appreciation to our talented and dedicated employees. This past year was particularly challenging due to volatility in the prices of copper and energy. Our people met the challenge and the result was the best year in Mueller's history.

We are pleased to report that Mueller was recently recognized in the *Forbes* Platinum list of the 400 Best Big Companies in America.

Sincerely,



HARVEY L. KARP
CHAIRMAN OF THE BOARD



WILLIAM D. O'HAGAN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

March 1, 2007

Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.







OPERATIONAL OVERVIEW



PLUMBING & REFRIGERATION

Standard Products



Locations	Products and Applications	Customers
Fulton, Mississippi Wynne, Arkansas	· Water tube, in straight lengths and coils, for plumbing and construction · Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning · Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc. · Line sets for controlling the flow of refrigerant gases	· Plumbing wholesalers, home centers, and hardware wholesalers and co-ops · Air-conditioning and refrigeration wholesalers and OEMs · Mueller's copper fittings plants and OEMs
Fulton, Mississippi Covington, Tennessee	· Over 1,500 wrot copper elbows, tees and adapters, and assorted fittings for plumbing, heating, air-conditioning, and refrigeration	· Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
Portage, Michigan Ontario, California Upper Sandusky, Ohio Fort Pierce, Florida	· A broad line of over 1,000 PVC and ABS plastic fittings and valves for drainage, waste and ventilation, and pressure applications in housing and commercial construction, recreational vehicles, and manufactured housing	· Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
Elk Grove Village, Illinois	· Imports an extensive line of plumbing products including valves, faucets, malleable iron pipe fittings, steel nipples, and plumbing specialties	· Building product retailers · Hardware co-ops and wholesalers · Plumbing wholesalers · Distributors to the manufactured housing and recreational vehicle industry

European Operations



Locations	Products and Applications	Customers
Bilston, United Kingdom Birmingham, United Kingdom	· Copper tube in various lengths, diameters, and hardnesses for plumbing, refrigeration, and heating · Industrial tube for redraw, copper fittings, etc. · Imports an extensive line of plumbing products including valves, faucets, malleable iron pipe fittings, steel nipples, and plumbing specialties	· Builders' merchants, plumbing, refrigeration, and heating wholesalers · OEMs

Mexican Operations



Locations	Products and Applications	Customers
Monterrey, Mexico	· Pipe nipple manufacturing · Imports an extensive line of plumbing products including malleable iron pipe fittings, steel nipples, and plumbing specialties	· Building product retailers · Hardware co-ops and wholesalers · Plumbing wholesalers

ORIGINAL EQUIPMENT MANUFACTURER (OEM)

Industrial Products



Locations	Products and Applications	Customers
Port Huron, Michigan	· A broad range of brass rod rounds, squares, hexagons, and special shapes in free machining, thread rolling, and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment	· OEMs, contract machining companies and distributors
Port Huron, Michigan	· Brass and aluminum hot forgings in various alloys for plumbing brass, valves and fittings, and industrial machinery and equipment	· OEMs
Marysville, Michigan Brighton, Michigan	· Cold-formed aluminum and copper products for automotive, industrial, and recreational components · High volume machining of aluminum, steel, brass and cast iron, forgings, impacts, and castings for automotive applications	· OEMs
North Wales, Pennsylvania	· Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.	· OEMs

Engineered Products



Locations	Products and Applications	Customers
Hartsville, Tennessee Carthage, Tennessee	· Valves and custom OEM products for refrigeration and air-conditioning applications	· OEMs and refrigeration wholesalers
Jacksboro, Tennessee Waynesboro, Tennessee Middletown, Ohio	· Custom valves and gas train assemblies for the gas appliance and barbecue grill markets	· OEMs
Jintan City, Jiangsu, China	· Engineered, grooved copper tube products for refrigeration and air-conditioning applications.	· OEMs and refrigeration wholesalers

10 YEAR SUMMARY

(Dollars in thousands, except per share data)	2006	2005	2004	2003
INCOME STATEMENT DATA				
Net sales	$2,510,912	$1,729,923	$1,379,056	$ 999,078
Cost of goods sold	2,109,436	1,430,075	1,115,612	815,849
Gross profit	401,476	299,848	263,444	183,229
Depreciation and amortization	41,619	40,696	40,613	38,954
Selling, general, and administrative expense	140,972	127,394	106,400	94,891
Impairment charge	-	-	3,941	-
Operating income	218,885	131,758	112,490	49,384
Interest expense	(20,477)	(19,550)	(3,974)	(1,168)
Other income, net	5,171	11,997	6,842	3,220
Income from continuing operations before income taxes	203,579	124,205	115,358	51,436
Income tax expense	(54,710)	(34,987)	(35,942)	(7,215)
Net income from continuing operations	148,869	89,218	79,416	44,221
Income (loss) from discontinued operations	-	3,324	-	1,160
Net income	$ 148,869	$ 92,542	$ 79,416	$ 45,381
Adjusted weighted average shares (000)	37,246	37,103	36,911	36,861
Diluted earnings per share	$ 4.00	$ 2.49	$ 2.15	$ 1.23
Dividends per share	$ 0.40	$ 0.40	$ 15.40	$ -
BALANCE SHEET DATA				
Cash and cash equivalents	$ 200,471	$ 129,685	$ 47,449	$ 255,088
Current assets	776,194	624,276	462,928	575,591
Working capital	520,675	360,594	274,513	451,494
Total assets	1,268,907	1,116,928	971,328	1,060,420
Current liabilities	255,519	263,682	188,415	124,097
Debt	344,152	316,190	315,978	14,272
Stockholders' equity	588,814	422,908	351,686	814,858
SELECTED OPERATING DATA				
Cash provided by operations	$ 64,539	$ 106,117	$ 154,761	$ 73,416
Capital expenditures	$ 41,206	$ 18,449	$ 19,980	$ 27,236
Number of employees	4,721	4,756	4,535	3,525
Current ratio	3.0 to 1	2.4 to 1	2.5 to 1	4.6 to 1
Return on average equity	29.4%	23.9%	13.6%	5.8%
Debt to total capitalization	36.9%	42.8%	47.3%	1.7%
Outstanding shares (000)	37,025	36,644	36,390	34,276
Book value per share	$ 15.90	$ 11.54	$ 9.66	$ 23.77

2002	2001	2000	1999	1998	1997
$ 952,983	$ 969,106	$1,157,660	$1,110,361	$ 854,030	$ 843,545
744,781	740,366	887,635	840,364	657,664	665,874
208,202	228,740	270,025	269,997	196,366	177,671
37,440	39,461	34,043	32,901	21,127	19,311
85,006	83,750	90,344	91,420	69,784	60,294
-	-	-	-	-	-
85,756	105,529	145,638	145,676	105,455	98,066
(1,460)	(3,311)	(8,623)	(11,090)	(5,517)	(4,920)
4,171	2,187	7,066	8,317	4,359	4,206
88,467	104,405	144,081	142,903	104,297	97,352
(17,290)	(38,982)	(51,096)	(43,541)	(30,309)	(28,338)
71,177	65,423	92,985	99,362	73,988	69,014
6,815	1,532	(295)	(83)	1,457	756
$ 77,992	$ 66,955	$ 92,690	$ 99,279	$ 75,445	$ 69,770
37,048	37,245	38,096	39,605	39,644	39,250
$ 2.11	$ 1.80	$ 2.43	$ 2.51	$ 1.90	$ 1.78
$ -	$ -	$ -	$ -	$ -	$ -
$ 217,601	$ 121,862	$ 100,268	$ 149,454	$ 80,568	$ 69,978
502,871	403,913	405,171	440,746	382,324	309,051
393,996	302,425	287,322	287,685	239,750	208,494
990,471	916,065	910,276	904,080	874,694	610,776
108,875	101,488	117,849	153,061	142,574	100,557
18,166	50,973	106,884	149,870	194,549	72,093
753,523	672,933	614,105	569,430	502,122	418,040
$ 124,217	$ 121,453	$ 120,619	$ 164,869	$ 91,508	$ 66,131
$ 23,265	$ 46,624	$ 62,876	$ 38,272	$ 45,639	$ 33,396
3,575	3,420	3,965	4,048	4,340	2,961
4.6 to 1	4.0 to 1	3.4 to 1	2.9 to 1	2.7 to 1	3.1 to 1
10.9%	10.4%	15.7%	18.5%	16.4%	18.2%
2.4%	7.0%	14.8%	20.8%	27.9%	14.7%
34,257	33,467	33,358	34,919	35,808	35,017
$ 22.00	$ 20.11	$ 18.41	$ 16.31	$ 14.02	$ 11.94

DIRECTORS & OFFICERS

Board of Directors

Harvey L. Karp
Chairman of the Board,
Mueller Industries, Inc.

Alexander P. Federbush[2][3]
President,
Queens West Development Corp.

Gennaro J. Fulvio[1][2][3]
Member, Fulvio & Associates, LLP

Gary S. Gladstein[1][3]
Independent Investor &
Consultant

Terry Hermanson[1][2]
President,
Mr. Christmas Incorporated

Robert B. Hodes
Counsel, Willkie Farr &
Gallagher LLP

William D. O'Hagan
President and Chief Executive
Officer,
Mueller Industries, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee

Executive Officers

Harvey L. Karp
Chairman of the Board

William D. O'Hagan
President and Chief Executive
Officer

Gregory L. Christopher
President – Standard Products

Patrick W. Donovan
President – European Operations

Kent A. McKee
Executive Vice President and
Chief Financial Officer

James H. Rourke
President – Industrial Products

Gary C. Wilkerson
Vice President,
General Counsel and Secretary

Other Officers and Management

K.J. Bambas
Vice President – Tax

James E. Browne
Assistant Secretary

Richard W. Corman
Vice President – Controller

Roy C. Harris
Vice President and
Chief Information Officer

Standard Products Division

Keith A. Baltz
Vice President, Supply Chain
Management

Michael L. Beasley
Director of Information Systems

Brian Caufield
Vice President, Sales

Daniel R. Corbin
Vice President, Manufacturing –
Plastics

John E. Dillon
Vice President, Sales Retail Division

Robert L. Fleeman
Director International & Canada

Melanie K. Franks
Director of Division Accounting

John B. Hansen
Vice President,
Marketing & Administration

Jeffrey A. Martin
Vice President, Operations

Nicholas W. Moss
President – Trading Group

European Operations

Peter J. Marsh
Managing Director – Tube

Mark Millerchip
Managing Director – Primaflow

Industrial Products Division

James T. Davidson
Vice President, Manufacturing –
Forgings, Impacts, Micro Gauge

David G. Lockhart
Vice President – Sales

Joseph J. Napolitan
Vice President – Sales, Brass Rod

Kent H. Schenk
Division Controller

Engineered Products

Mark T. Lang
General Manager – Gas Products

Douglas J. Murdock
General Manager – Refrigeration
Products

Brad M. Alvine
Division Controller

Jiquan Gao
Chief Executive Officer
Jiangsu Mueller-Xingrong
Copper Co. Limited

MUELLER®
INDUSTRIES, INC.

2006 Annual Report

Consolidated Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2006 Commission file number 1-6770

MUELLER INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**25-0790410**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8285 Tournament Drive, Suite 150
Memphis, Tennessee 38125
(Address of principal executive offices)

Registrant's telephone number, including area code: (901) 753-3200
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act . Yes [ ] No [X]

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter was $1,172,426,719.

The number of shares of the Registrant's common stock outstanding as of February 23, 2007 was 37,032,912 excluding 3,058,590 treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into this Report: Registrant's Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders, scheduled to be mailed on or about March 28, 2007 (Part III).

MUELLER INDUSTRIES, INC.

As used in this report, the terms "Company", "Mueller", and "Registrant" mean Mueller Industries, Inc. and its consolidated subsidiaries taken as a whole, unless the context indicates otherwise.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Introduction

The Company is a leading manufacturer of copper, brass, plastic, and aluminum products. The range of these products is broad: copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, steel nipples, faucets and plumbing specialty products. Mueller's operations are located throughout the United States, and in Canada, Mexico, Great Britain, and China.

The Company's businesses are aggregated into two reportable segments: the Plumbing & Refrigeration segment and the Original Equipment Manufacturers (OEM) segment. Prior to 2005, the Company disclosed its reportable segments as Standard Products and Industrial Products. Additional operating segments have been recognized following internal reorganizations in 2006 and 2005. For disclosure purposes, as permitted under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, certain operating segments are aggregated into reportable segments. The Plumbing & Refrigeration segment is composed of the Standard Products Division (SPD), European Operations, and Mexican Operations. The OEM segment is composed of the Industrial Products Division (IPD) and Engineered Products Division (EPD). These reportable segments are described in more detail below. SPD manufactures and sells copper tube, copper and plastic fittings, and valves in North America and sources products for import distribution in North America. European Operations manufactures copper tube in Europe, which is sold in Europe and the Middle East; activities also include import distribution. Mexican Operations consist of pipe nipple manufacturing and import distribution businesses including product lines of malleable iron fittings and other plumbing specialties. The Plumbing & Refrigeration segment sells products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing, and refrigeration markets, to distributors to the manufactured housing and recreational vehicle industries, and to building material retailers. The OEM segment manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The OEM segment sells its products primarily to original equipment manufacturers, many of which are in the HVAC, plumbing, and refrigeration markets. The majority of the Company's manufacturing facilities operated at moderate levels during 2005, 2004, and the first half of 2006. In the latter half of 2006, the Company's manufacturing facilities operated at low levels due to reduced market demand.

During 2002, the Company sold its wholly owned subsidiary, Utah Railway Company. Certain expenses related primarily to retiree benefits at inactive operations were formerly combined with the operations of Utah Railway Company under a third industry segment, Other Businesses. Following the sale of Utah Railway Company and its classification as discontinued operations, these expenses of inactive operations have been combined into the unallocated expenses classification.

Information concerning segments and geographic information appears under "Note 15 - Industry Segments" in the Notes to Consolidated Financial Statements for the year ended December 30, 2006 in Item 8 of this Report, which is incorporated herein by reference.

The Company is a Delaware corporation incorporated on October 3, 1990.

Plumbing & Refrigeration Segment

Mueller's Plumbing & Refrigeration segment includes the Standard Products Division (SPD) which manufactures a broad line of copper tube, in sizes ranging from 1/8 inch to 8 inch diameter, and which are sold in various straight lengths and coils. Mueller is a market leader in the air-conditioning and refrigeration service tube markets. Additionally, Mueller supplies a variety of water tube in straight lengths and coils used for plumbing applications in virtually every type of construction project. SPD also manufactures copper and plastic fittings and related components for the plumbing and heating industry that are used in water distribution systems, heating systems, air-conditioning, and refrigeration applications, and drainage, waste, and vent systems. A major portion of SPD's products are ultimately used in the domestic residential and commercial construction markets.

The Plumbing & Refrigeration segment also fabricates steel pipe nipples and resells imported brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products to plumbing wholesalers, distributors to the manufactured housing and recreational vehicle industries and building materials retailers.

On August 15, 2005, the Company acquired 100 percent of the outstanding stock of KX Company Limited (Brassware). Brassware, located in Witton, Birmingham, England, is an import distributor of plumbing and residential heating products with annual sales of approximately $48 million to plumbers' merchants and builders' merchants in the U.K. and Ireland. Additionally, on August 27, 2004, the Company acquired 100 percent of the outstanding stock of Vemco Brasscapri Limited (Vemco). Vemco, located in Wellington, Somerset, England, is an import distributor of plumbing products with annual sales of approximately $26 million to plumbers' merchants and builders' merchants throughout the U.K. and Ireland. At the beginning of 2007, the operations of Brassware and Vemco were combined and assumed the Mueller Primaflow brand name.

On December 14, 2004, the Company acquired shares in seven companies and the inventory of another company (collectively, Mueller Comercial S.A.). These operations, with annual sales of approximately $60 million, include pipe nipple manufacturing in Mexico and import distribution businesses which product lines include malleable iron fittings and other plumbing specialties.

On September 27, 2002, the Company acquired certain assets of Colonial Engineering, Inc.'s Fort Pierce, Florida operations. These operations manufacture injected molded plastic pressure fittings for plumbing, agricultural, and industrial use including a line of PVC Schedule 40 and 80 and CPVC fittings.

In December 2002, the Company initiated a plan to sell or liquidate its French manufacturing operations, Mueller Europe S.A. On March 3, 2003, Mueller Europe S.A. filed a petition for liquidation with the Commercial Court of Provins, France and, on March 4, 2003, the Court declared the entity to be in liquidation. The disposition of remaining assets and obligations of Mueller Europe S.A. is under the jurisdiction of the Court. In 2003, the Company recognized operating losses from discontinued operations incurred by Mueller Europe S.A. for the period the business operated.

The Plumbing & Refrigeration segment markets primarily through its own sales and distribution organization, which maintains sales offices and distribution centers throughout the United States and in Canada, Mexico, and Europe. Additionally, products are sold and marketed through a network of agents, which, when combined with the Company's sales organization, provide the Company broad geographic market representation.

These businesses are highly competitive. The principal methods of competition for Mueller's products are customer service, availability, and price. The total amount of order backlog for the Plumbing & Refrigeration segment as of December 30, 2006 was not significant.

The Company competes with various companies, depending on the product line. In the U.S. copper tubing business, the domestic competition includes Cerro Flow Products, Inc., Cambridge-Lee Industries (Reading Tube Corporation), Wolverine Tube, Inc., and Howell Metal Company (a subsidiary of Commercial Metals Company), as well as many actual and potential foreign competitors. In the European copper tubing business, Mueller competes with at least eight European-based manufacturers of copper tubing as well as other foreign-based manufacturers. In the copper fittings market, competitors include Elkhart Products Company, a subsidiary of Aalberts Industries N.V., and NIBCO, Inc., as well as several foreign manufacturers. Additionally, the Company's copper tube and fittings businesses compete with a large number of manufacturers of substitute products made from other metals and plastic. The plastic fittings competitors include NIBCO, Inc., Charlotte Pipe & Foundry, and other companies. Management believes that no single competitor offers such a wide-ranging product line as Mueller and that this is a competitive advantage in some markets.

OEM Segment

Mueller's OEM segment includes the Industrial Products Division (IPD), which manufactures brass rod, nonferrous forgings, and impact extrusions that are sold primarily to OEMs in the plumbing, refrigeration, fluid power, and automotive industries, as well as to other manufacturers and distributors. The Company's Port Huron, Michigan mill extrudes brass, bronze, and copper alloy rod in sizes ranging from 3/8 inches to 4 inches in diameter. These alloys are used in applications that require a high degree of machinability, wear and corrosion resistance, as well as electrical conductivity. IPD also manufactures brass and aluminum forgings, which are used in a wide variety of products, including automotive components, brass fittings, industrial machinery, valve bodies, gear blanks, and computer hardware. IPD also serves the automotive, military ordnance, aerospace, and general manufacturing industries with cold-formed aluminum and copper impact extrusions. Typical applications for impacts are high strength ordnance, high-conductivity electrical components, builders' hardware, hydraulic systems, automotive parts, and other uses where toughness must be combined with varying complexities of design and finish. Additionally IPD manufactures shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, and medical instruments. The OEM segment also includes the Engineered Products Division (EPD), which manufactures and fabricates valves and custom OEM products for refrigeration and air-conditioning applications. The total amount of order backlog for the OEM segment as of December 30, 2006 was not significant.

In December 2005, two subsidiaries of the Company received a business license from a Chinese industry and commerce authority, establishing a joint venture with Jiangsu Xingrong Hi-Tech Co., Ltd. and Jiangsu Baiyang Industries Ltd. The joint venture, in which the Company holds a 50.5 percent interest, produces inner groove and smooth tube in level-wound coils, pancake coils, and straight lengths, primarily to serve the Chinese domestic OEM air-conditioning market as well as to complement the Company's U.S. product line. The joint venture, which is located primarily in Jintan City, Jiangsu Province, China, is named Jiangsu Mueller-Xingrong Copper Industries Limited.

On August 21, 2002, the Company acquired 100 percent of the outstanding stock of Overstreet-Hughes, Co., Inc. Overstreet-Hughes, located in Carthage, Tennessee, manufactures precision tubular components and assemblies primarily for the OEM air-conditioning market.

IPD and EPD primarily sell directly to OEM customers. Competitors, primarily in the brass rod market, include Cerro Metal Products Company, Inc., Chase Industries, Inc., a subsidiary of Olin Corporation, and others both domestic and foreign. Outside of North America, IPD and EPD sell products through various channels.

On February 27, 2007, the Company acquired 100 percent of the outstanding stock of Extruded Metals, Inc. (Extruded) for $32.0 million in cash. Extruded, located in Belding, Michigan, had annual net sales of approximately $350 million in 2006.

Labor Relations

At December 30, 2006, the Company employed approximately 4,700 employees, of which approximately 1,900 were represented by various unions. Those union contracts will expire as follows:

Location	Expiration Date
Port Huron, Michigan	April 1, 2007
Wynne, Arkansas	December 1, 2009
Fulton, Mississippi	August 1, 2007
North Wales, Pennsylvania	July 28, 2009
Waynesboro, Tennessee	November 7, 2009
Jacksboro, Tennessee	September 15, 2008
Addison, Illinois	January 1, 2008

The union contracts at the Company's U.K. and Mexico operations are renewed annually. The Company expects to renew these contacts without material disruption of its operations.

As of December 30, 2006, approximately 29 percent of the Company's employees were covered by collective bargaining or similar agreements that will expire during 2007.

Raw Material and Energy Availability

The major portion of Mueller's base metal requirements (primarily copper) is normally obtained through short-term supply contracts with competitive pricing provisions (for cathode) and the open market (for scrap). Other raw materials used in the production of brass, including brass scrap, zinc, tin, and lead, are obtained from zinc and lead producers, open-market dealers, and customers with brass process scrap. Raw materials used in the fabrication of aluminum and plastic products are purchased in the open market from major producers.

Adequate supplies of raw material have historically been available to the Company from primary producers, metal brokers, and scrap dealers. Sufficient energy in the form of natural gas, fuel oils, and electricity is available to operate the Company's production facilities. While temporary shortages of raw material and fuels may occur occasionally, to date they have not materially hampered the Company's operations.

During recent years, an increasing demand for copper and copper alloy primarily from China had an effect on the global distribution of such commodities. The increased demand for copper (cathode and scrap) and copper alloy products from the export market caused a tightening in the domestic raw materials market. Mueller's copper tube facilities can accommodate both refined copper and copper scrap as the primary feedstock. The Company has commitments from refined copper producers for a portion of its metal requirements for 2007. Adequate quantities of copper are currently available. While the Company will continue to react to market developments, resultant pricing volatility or supply disruptions, if any, could nonetheless adversely affect the Company.

Environmental Matters

Compliance with environmental laws and regulations is a matter of high priority for the Company. Mueller's provision for environmental compliance related to non-operating properties was $0.6 million in 2006 and 2005, and $1.0 million in 2004. Environmental costs related to operating properties is classified as cost of goods sold and is not significant. Other than as discussed below, the Company is not involved in any Superfund sites other than as one of numerous potentially responsible parties (PRPs) in which cases management believes that any obligation would be insignificant. Except as discussed below, the Company does not anticipate that it will need to make material expenditures for such compliance activities during the remainder of the 2007 fiscal year, or for the next two fiscal years.

Mining Remedial Recovery Company

Mining Remedial Recovery Company (MRRC), a wholly owned subsidiary, was formed for the purpose of managing the remediation of certain properties and the appropriate disposition thereof. These properties and related obligations were transferred to MRRC as part of a court-ordered bankruptcy reorganization in 1990. MRRC was the owner of property at a Superfund site in Midvale, Utah, but the Company's obligation to contribute to remediation was resolved by a settlement with the Government in 1990. This property was sold during 2004.

Mammoth Mine Site

MRRC owns certain inactive mines in Shasta County, California. MRRC has continued a program, begun in the late 1980s, of sealing mine portals with concrete plugs in mine adits which were discharging water. The sealing program has achieved a reduction in the metal load in discharges from these adits; however, additional reductions are required pursuant to an order issued by the California Regional Water Quality Control Board (QCB). In response to a 1996 Order issued by the QCB, MRRC completed a feasibility study in 1997 describing measures designed to mitigate the effects of acid rock drainage. In December 1998, the QCB modified the 1996 order extending MRRC's time to comply with water quality standards. In September 2002, the QCB adopted a new order requiring MRRC to adopt Best Management Practices (BMP) to control discharges of acid mine drainage. The new order extends the time to comply with water quality standards until September 2007. MRRC has agreed to implement BMP to reduce or prevent the discharge of acid mine drainage until such point as compliance with the order is achieved or, through the Use Attainability Analysis process, the designated beneficial uses of the respective watercourses are modified, allowing for the adoption of alternative receiving water limits. At this site, MRRC spent approximately $0.3 million in 2006, and estimates it will spend between approximately $0.3 and $0.8 million annually over the next ten years. Future expenditures beyond a ten-year horizon are not reasonably estimable or foreseeable.

U.S.S. Lead

In 1991, U.S.S. Lead Refinery, Inc., a wholly owned subsidiary (Lead Refinery), responded to an information request from the EPA under Superfund for information on whether Lead Refinery arranged for the disposal of hazardous substances in the vicinity of the Grand Calumet River/Indiana Harbor Ship Canal. By letter dated February 4, 1997, the Indiana Department of Environmental Management notified Lead Refinery that a pre-assessment screening of the Grand Calumet River and the Indiana Harbor Canal conducted pursuant to Superfund had identified releases of hazardous substances from Lead Refinery and other PRPs that had adversely impacted natural resources. Lead Refinery is in settlement negotiations in an effort to settle its natural resources damages.

In 1991, Lead Refinery also responded to an information request under Superfund regarding a site in East Chicago, Indiana. In 1992, the EPA advised Lead Refinery of its intent to list the property as a Superfund site; however, to date, the EPA had deferred such listing. In 1993, Lead Refinery entered into a Consent Order with the EPA pursuant to Section 3008(h) of the Resource Conservation and Recovery Act. The Consent Order covers remediation activities at the East Chicago, Indiana site and provides for Lead Refinery to complete certain on-site interim remedial activities and studies that extend off-site. In November 1996, the EPA approved, with modifications, the Interim Stabilization Measures Work plan and designated a Corrective Action Management Unit at the Lead Refinery site. Site activities, which began in December 1996, have been substantially concluded. Additionally, Lead Refinery is aware that the EPA is evaluating whether further action in the area near Lead Refinery's facility should be undertaken. Lead Refinery, without additional assistance from MRRC, lacks the financial resources needed to complete any additional remediation that may be required.

Lead Refinery has been informed by the former owner and operator of a Superfund site located in Pedricktown, New Jersey that it intends to seek CERCLA response costs for alleged shipments of hazardous substances to the site. Lead Refinery has executed an agreement regarding that site, which indefinitely extends the statute of limitations. By letter dated January 26, 1996, Lead Refinery and other PRPs received from the EPA a proposed Administrative Order on Consent to perform the remedial design for operable Unit 1 of the Pedricktown Superfund Site. Lead Refinery determined not to execute the Administrative Order on Consent based on its lack of ability to finance the clean up or pay response costs incurred by the EPA. Several other PRPs, however, executed the agreement and are conducting the remedial design.

In October 2003, Lead Refinery received a settlement offer from private settlers of $0.9 million for CERCLA contribution to past and future response costs incurred at the NL/Taracorp Superfund site located in Granite City, Illinois. Lead Refinery declined that offer. In February of 2004, NL Industries, Inc. filed a contribution action against all non-settling PRPs on the EPA's allocation list, including Lead Refinery, seeking payments of an equitable share of clean-up costs incurred by that corporation. Lead Refinery was not served with the complaint prior to the execution of the deadline set by the court.

Other

In connection with acquisitions, the Company established environmental reserves to fund the cost of remediation at sites currently or formerly owned by various acquired entities. The Company, through its acquired subsidiaries, is engaged in ongoing remediation and site characterization studies.

Mueller Copper Tube Products, Inc.

In 1999, Mueller Copper Tube Products, Inc. (MCTP) commenced a cleanup and remediation of soil and groundwater at its Wynne, Arkansas plant. MCTP is currently removing trichloroethylene, a cleaning solvent formerly used by MCTP, from the soil and groundwater. On August 30, 2000, MCTP received approval of its Final Comprehensive Investigation report and Storm Water Drainage Investigation Report addressing the treatment of soils and groundwater, from the Arkansas Department of Environmental Quality. The Company established a reserve for this project in connection with the acquisition of MCTP in 1998.

Altoona, Kansas site

By letter dated October 10, 2006, the Kansas Department of Health and Environment (KDHE) advised the Company that environmental contamination has been identified at a former smelter in Altoona, Kansas. KDHE asserts that the Company is a corporate successor to an entity that is alleged to have owned and operated the smelter from 1915-1918. KDHE has requested that the Company negotiate a consent order with KDHE to address contamination at the site. The Company has submitted a preliminary response to this request.

Other Business Factors

The Registrant's business is not materially dependent on patents, trademarks, licenses, franchises, or concessions held. In addition, expenditures for company-sponsored research and development activities were not material during 2006, 2005, or 2004. No material portion of the Registrant's business involves governmental contracts. Seasonality of the Company's sales is not significant.

SEC Filings

We make available through our internet website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). To retrieve any of this information, you may access our internet home page at www.muellerindustries.com, select Mueller Financials, and then select SEC Filings.

Reports filed with the SEC may also be viewed or obtained at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the SEC Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the website address is www.sec.gov.

ITEM 1A. RISK FACTORS

The Company is exposed to risk as it operates its businesses. To provide a framework to understand the operating environment of the Company, we are providing a brief explanation of the more significant risks associated with our businesses. Although we have tried to identify and discuss key risk factors, others could emerge in the future. These risk factors should be considered carefully when evaluating the Company and its businesses.

Increases in energy costs and the cost and availability of raw materials used in our products could impact our cost of goods sold and our distribution expenses, which could have a material adverse impact on our operating margins.

Both the costs of raw materials used in our manufactured products (copper, brass, zinc, aluminum, and PVC and ABS resins) and energy costs (natural gas and fuel) have been rising during the last several years, which has resulted in increased production and distribution costs. While we typically attempt to pass increased costs through to our customers or to modify or adapt our activities to mitigate the impact of these increases, we may not be able to do so successfully. Failure to fully pass these increases to our customers or to modify or adapt our activities to mitigate the impact could have a material adverse impact on our operating margins. Additionally, if we are for any reason unable to obtain raw materials or energy, our ability to manufacture our finished goods would be impacted which could have a material adverse impact on our operating margins.

The unplanned departure of key personnel could disrupt our business.

We depend on the continued efforts of our senior management. The unplanned loss of key personnel, or the inability to hire and retain qualified executives, could negatively impact our ability to manage our business.

Economic conditions in the housing and commercial construction industries as well as changes in interest rates could have a material adverse impact on our business, financial condition and results of operations.

Our businesses are sensitive to changes in general economic conditions, including, in particular, conditions in the housing and commercial construction industries. Prices for our products are affected by overall supply and demand in the market for our products and for our competitors' products. In particular, market prices of building products historically have been volatile and cyclical, and we may be unable to control the timing and amount of pricing changes for our products. Prolonged periods of weak demand or excess supply in any of our businesses could negatively affect our revenues and margins and could result in a material adverse impact on our business, financial condition and results of operations.

The markets that we serve, including, in particular, the housing and commercial construction industries, are significantly affected by movements in interest rates. Significantly higher interest rates could have a material adverse effect on our business, financial condition and results of operations. Our businesses are also affected by a variety of other factors beyond our control, including, but not limited to, employment levels, foreign currency rates, unforeseen inflationary pressures and consumer confidence. Since we operate in a variety of geographic areas, our businesses are subject to the economic conditions in each such area. General economic downturns or localized downturns in the regions where we have operations could have a material adverse effect on our business, financial condition and results of operations.

Competitive conditions including the impact of imports and substitute products could have a material adverse effect on our margins and profitability.

The markets we serve are competitive across all product lines. Some consolidation of customers has occurred and may continue, which could shift buying power to customers. In some cases, customers have moved production to low-cost countries such as China, or sourced components from there, which has reduced demand in North America for some of the products we produce. These conditions could have a material adverse impact on our ability to maintain margins and profitability. The potential threat of imports and substitute products is based upon many factors including raw material prices, distribution costs, foreign exchange rates and production costs. The end use of alternative import and/or substitute products could have a material adverse effect on our business, financial condition, and results of operations.

Our exposure to exchange rate fluctuations on cross border transactions and the translation of local currency results into U.S. dollars could have an adverse impact on our results of operations or financial position.

We conduct our business through subsidiaries in several different countries, and fluctuations in currency exchange rates could have a significant impact on the reported results of our operations, which are presented in U.S. dollars. A significant and growing portion of our products are manufactured in, or acquired from suppliers located in, lower cost regions. Cross border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange fluctuations. The strengthening of certain currencies such as the Euro and U.S. dollar could expose our U.S. based businesses to competitive threats from lower cost producers in other countries such as China. Lastly, our sales are translated into U.S. dollars for reporting purposes. The strengthening of the U.S. dollar could result in unfavorable translation effects when the results of foreign operations are translated into U.S. dollars. Accordingly, significant changes in exchange rates, particularly the Euro, Pound Sterling, Mexican Peso and the Chinese Renminbi, could have an adverse impact on our results of operations or financial position.

We are subject to claims, litigation and regulatory proceedings that could have a material adverse effect on us.

We are, from to time, involved in various claims, litigation matters and regulatory proceedings. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, other tort claims, employment and tax matters and other litigation including class actions that arise in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and there can be no assurance as to the ultimate outcome of any litigation or regulatory proceeding. Litigation and regulatory proceedings may have a material adverse effect on us because of potential adverse outcomes, defense costs, the diversion of our management's resources, availability of insurance coverage and other factors.

A strike or other work stoppage, or our inability to renew collective bargaining agreements on favorable terms, could impact our cost structure and our ability to operate our facilities and produce our products, which could have an adverse effect on our results of operations.

As of December 30, 2006, approximately 29% of our 4,700 employees were covered by collective bargaining or similar agreements. If we are unable to negotiate acceptable new agreements with the unions representing our employees upon expiration of existing contracts, we could experience strikes or other work stoppages. Strikes or other work stoppages could cause a significant disruption of operations at our facilities which could have an adverse impact on us. New or renewal agreements with unions representing our employees could call for higher wages or benefits paid to union members, which would increase our operating costs and could adversely affect our profitability. Higher costs and/or limitations on our ability to operate our facilities and produce our products resulting from increased labor costs, strikes or other work stoppages could have an adverse effect on our results of operations.

We are subject to environmental laws and regulations and future compliance may have a material adverse effect on our results of operations or financial position.

The nature of our operations exposes us to the risk of liabilities and claims with respect to environmental matters. While we have established accruals intended to cover the cost of environmental remediation at contaminated sites, the actual cost is difficult to determine and may exceed our estimated reserves. Further, changes to, or more rigorous enforcement or stringent interpretation of environmental laws could require significant incremental costs to maintain compliance. In addition, future claims may be asserted against us for, among other things, past acts or omissions at locations operated by predecessor entities, or alleging damage or injury or seeking other relief in connection with environmental matters associated with our operations. Future liabilities, claims and compliance costs may have a material adverse effect on us because of potential adverse outcomes, defense costs, the diversion of our management's resources, availability of insurance coverage and other factors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Information pertaining to the Registrant's major operating facilities is included below. Except as noted, the Registrant owns all of its principal properties. The Registrant's plants are in satisfactory condition and are suitable for the purpose for which they were designed and are now being used.

Location	Approximate Property Size	Description
Plumbing & Refrigeration Segment		
Fulton, MS	418,000 sq. ft. 52.37 acres	Copper tube mill. Facility includes casting, extruding, and finishing equipment to produce copper tubing, including tube feedstock for the Company's copper fittings plants and Precision Tube factory.
Fulton, MS	103,000 sq. ft. 11.9 acres	Casting facility. Facility includes casting equipment to produce copper billets used in the adjoining copper tube mill.
Wynne, AR	682,000 sq. ft. (1) 39.2 acres	Copper tube mill. Facility includes extrusion and finishing equipment to produce copper tubing and copper tube line sets.
Fulton, MS	58,500 sq. ft. 15.53 acres	Packaging and bar coding facility for retail channel sales.
Fulton, MS	70,000 sq. ft. (2) 7.68 acres	Copper fittings plant. High-volume facility that produces copper fittings using tube feedstock from the Company's adjacent copper tube mill.
Covington, TN	159,500 sq. ft. 40.88 acres	Copper fittings plant. Facility produces copper fittings using tube feedstock from the Company's copper tube mills.
Portage, MI	205,000 sq. ft. 18 acres	Plastic fittings plant. Produces DWV fittings using injection molding equipment.
Ontario, CA	211,000 sq. ft. (3) 10 acres	Plastics fittings plant. Produces DWV fittings using injection molding equipment.
Upper Sandusky, OH	82,000 sq. ft. 7.52 acres	Plastic fittings plant. Produces DWV fittings using injection molding equipment.
Fort Pierce, FL	69,875 sq. ft. 5.60 acres	Plastic fittings plant. Produces pressure fittings using injection molding equipment.
Monterrey, Mexico	120,000 sq. ft. (3) 3.4 acres	Pipe nipples plant. Produces pipe nipples, cut pipe and merchant couplings.
Bilston, England United Kingdom	402,500 sq. ft. 14.95 acres	Copper tube mill. Facility includes casting, extruding, and finishing equipment to produce copper tubing.

(continued)

ITEM 2. PROPERTIES
(continued)

Location	Approximate Property Size		Description
OEM Segment			
Port Huron, MI	322,500 sq. ft. 71.5 acres		Brass rod mill. Facility includes casting, extruding, and finishing equipment to produce brass rods and bars, in various shapes and sizes.
Port Huron, MI	127,500 sq. ft.		Forgings plant. Produces brass and aluminum forgings.
Marysville, MI	81,500 sq. ft. 6.72 acres		Aluminum and copper impacts plant. Produces made-to-order parts using cold impact processes.
Hartsville, TN	78,000 sq. ft. 4.51 acres		Refrigeration products plant. Produces products used in refrigeration applications such as ball valves, line valves, and compressor valves.
Carthage, TN	67,520 sq. ft. 10.98 acres		Fabrication facility. Produces precision tubular components and assemblies.
Jacksboro, TN	65,066 sq. ft. 11.78 acres		Bending and fabricating facility. Produces gas burners, supply tubes, and manifolds for the gas appliance industry.
Waynesboro, TN	57,000 sq. ft. 5.0 acres	(4)	Gas valve plant. Facility produces brass valves and assemblies for the gas appliance industry.
North Wales, PA	174,000 sq. ft. 18.9 acres		Precision Tube factory. Facility fabricates copper tubing, copper alloy tubing, aluminum tubing, and fabricated tubular products.
Brighton, MI	65,000 sq. ft.	(3)	Machining operation. Facility machines component parts for supply to automotive industry.
Middletown, OH	55,000 sq. ft. 2.0 acres		Fabricating facility. Produces burner systems and manifolds for the gas appliance industry.
Jintan City, Jiangsu Province China	322,580 sq. ft 33.0 acres	(5)	Copper tube mill. Facility includes casting, and finishing equipment to produce engineered copper tube primarily for OEMs.

In addition, the Company owns and/or leases other properties used as distribution centers and corporate offices.

(1) Facility, or some portion thereof, is located on land leased from a local municipality, with an option to purchase at nominal cost.
(2) Facility is leased under a long-term lease agreement, with an option to purchase at nominal cost.
(3) Facility is leased under an operating lease.
(4) Facility is leased from a local municipality for a nominal amount.
(5) Facility is located on land that is under a long-term land use rights agreement.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations. Additionally, the Company may realize the benefit of certain legal claims and litigation in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

Environmental Proceedings

Reference is made to "Environmental Matters" in Item 1 of this Report, which is incorporated herein by reference, for a description of environmental proceedings.

Copper Tube Antitrust Litigation

Beginning in September 2004, the Company has been named as a defendant in several purported class action complaints brought by direct and indirect purchasers alleging anticompetitive activities with respect to the sale of copper tubes in the United States (the Copper Tube Actions). Two such purported class actions were filed in the United States District Court for the Western District of Tennessee (the Federal Actions). The remaining Copper Tube Actions were filed in state courts in Tennessee, California and Massachusetts.

Certain of the Copper Tube Actions purport to address the sale of copper plumbing tube in particular. Plaintiffs' motions to consolidate the Federal Actions and the actions pending in California state court, respectively, have been granted. All of the Copper Tube Actions, which are similar, seek monetary and other relief. Wholly owned Company subsidiaries, WTC Holding Company, Inc., Deno Holding Company, Inc., and Mueller Europe Ltd. (Mueller Europe), are named in all of the Copper Tube Actions, and Deno Acquisition Eurl is currently named in two of the Copper Tube Actions but has not been served with the complaints in those actions. The claims against WTC Holding Company, Inc. and Deno Holding Company Inc. have been dismissed without prejudice in the Copper Tube Actions pending in California and Massachusetts state courts.

In September 2006, the Federal Actions were dismissed as to Mueller Europe for lack of personal jurisdiction. In October 2006, the Federal Actions were dismissed in their entirety for lack of subject matter jurisdiction as to all defendants. Although plaintiffs filed a motion for reconsideration of the dismissal of Mueller Europe, the court has held that such motion was mooted by its dismissal of the case for lack of subject matter jurisdiction. Plaintiffs have filed a motion to alter or amend the judgment dismissing the complaint for lack of subject matter jurisdiction, which remains pending.

The Company's demurrer to the complaint and the Company's motion to dismiss for failure to state a claim have been filed in the state court actions filed in California and Tennessee, respectively. The Company has not yet been required to respond to the complaint in the action pending in Massachusetts state court. Mueller Europe has not yet been required to respond to the complaints in any of the state court actions pending in Tennessee, California or Massachusetts. The courts overseeing the California and Massachusetts state court actions have stayed those actions conditioned upon the parties' submitting periodic status reports on the Federal Actions.

The Company believes that the claims for relief in the Copper Tube Actions are without merit and intends to defend the Copper Tube Actions vigorously.

In March 2006, the Company and Mueller Europe were named in a complaint brought by Carrier Corporation, Carrier S.A., and Carrier Italia S.p.A. alleging anticompetitive activities with respect to the sale of copper tubes used in the manufacturing of air-conditioning and refrigeration units (ACR copper tubes) in the United States and elsewhere (the Carrier Action). The Carrier Action was filed in United States District Court for the Western District of Tennessee.

In addition, beginning in April 2006, the Company has been named as a defendant in several purported class action lawsuits brought by direct and indirect purchasers alleging anticompetitive activities with respect to the sale of ACR copper tubes in the United States and elsewhere (the ACR Class Actions, and with the Carrier Action, the ACR Actions). Two of the ACR Class Actions were filed by indirect purchasers in the United States District Court for the Northern District of California, one of which alleges anticompetitive activities with respect to plumbing tubes as well as ACR copper tubes. Five of the ACR Class Actions (two of which have been consolidated to become the "Indirect ACR Class Actions" and three of which have been consolidated to become the "Direct ACR Class Actions") were filed in the United States District Court for the Western District of Tennessee.

Mueller Europe and the Company are named in all of the ACR Actions. WTC Holding Company, Inc., Deno Holding Company, Inc., and Deno Acquisition Eurl are named in one of the ACR Class Actions filed in the United States District Court for the Northern District of California. Motions to dismiss by the Company and by Mueller Europe are pending in the Carrier Action. The Company and Mueller Europe have been served, but have not yet been required to respond, in the Direct ACR Class Actions and the Indirect ACR Class Actions. The Company, Mueller Europe, WTC Holding Company, Inc., and Deno Holding Company, Inc. have been served, but have not yet been required to respond, in one of the ACR Class Actions filed in the United States District Court for the Northern District of California. Plaintiffs in the second of the ACR Class Actions filed in the United States District Court for the Northern District of California (which addressed only ACR copper tubes) have voluntarily dismissed that action without prejudice.

The Company believes that the claims for relief in the ACR Actions are without merit and intends to defend the ACR Actions vigorously.

Copper Price Manipulation Litigation

Two of the Company's subsidiaries, Mueller Copper Tube Products Inc. and Mueller Copper Tube Company Inc., brought a lawsuit (the Price Manipulation Action) against J.P. Morgan Chase & Co. and Morgan Guaranty Trust Company of New York (collectively Morgan) to recover damages the Company believes it suffered on first purchases of copper cathode resulting from an alleged conspiracy to manipulate the price of copper cathode by Morgan (and certain of its predecessors and affiliates) and others in violation of the federal antitrust laws. The lawsuit was filed on June 12, 2003, in the U.S. District Court for the Western District of Wisconsin. The Company's lawsuit was consolidated with those of certain other first purchasers of copper cathode and rod under the name In re Copper Antitrust Litigation. Although the Price Manipulation Action was dismissed by the district court on March 2, 2004, as barred by the statute of limitations, the U.S. Court of Appeals for the Seventh Circuit, on February 6, 2006, reversed the district court's decision in part and remanded the Price Manipulation Action for further proceedings in the district court. On January 16, 2007, Morgan filed a Motion for Summary Judgment which is now pending before the District Court. Although the Company is unable to predict the likely outcome of the Price Manipulation Action at this time, the Company is prosecuting the case vigorously, and intends to continue to do so in the future.

Canadian Dumping and Countervail Investigation

In June 2006, the Canada Border Services Agency (CBSA) initiated an investigation into the alleged dumping of certain copper pipe fittings from the United States and from South Korea, and the dumping and subsidizing of these same goods from China. The Company and certain affiliated companies were identified by the CBSA as exporters and importers of these goods.

On January 18, 2007, the CBSA issued a final determination in its investigation. The Company was found to have dumped subject goods during the CBSA's investigation period. On February 19, 2007, the Canadian International Trade Tribunal (CITT) concluded that the dumping of the subject goods from the United States had caused injury to the Canadian industry.

As a result, a final anti-dumping duty order issued February 19, 2007, and exports of subject goods to Canada by the Company after this date will be subject to such duties, at various rates, during the five-year term of the order. If future exports are above normal values, however, no anti-dumping duties will be levied.

The Company is assessing the terms of the order. Given the small percentage of its products that are sold for export to Canada, the Company does not anticipate any material adverse effect on its financial condition as a result of the CITT findings. However, its ability to compete in the Canadian market may be impaired.

Other Matters

The Company is aware of an investigation of competition in markets in which it participates, or has participated in the past, in Canada. The Company does not anticipate any material adverse effect on its business or financial condition as a result of that investigation.

On September 22, 2005, the European Commission adopted a statement alleging infringements in Europe of competition rules by manufacturers of copper fittings including the Company and a business in England that it acquired in 1997. The Company took the lead in bringing these copper fitting issues to the attention of the European Commission and has fully cooperated in the resulting investigation from its inception. On September 20, 2006, the European Commission adopted its copper fittings decision, finding infringements in Europe of competition rules by various companies, including the Company and certain of its subsidiaries, and imposing fines on various companies. Neither the Company nor its subsidiaries were assessed any fines.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of February 23, 2007, the number of holders of record of Mueller's Common Stock was approximately 1,600. On February 23, 2007, the closing price for Mueller's Common Stock on the New York Stock Exchange was $30.93.

Issuer Purchases of Equity Securities

The Company's Board of Directors has authorized the repurchase, until October 2007, of up to ten million shares of the Company's Common Stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes.

Through December 30, 2006, the Company had repurchased approximately 2.4 million shares under this authorization. Below is a summary of the Company's stock repurchases for the period ended December 30, 2006.

	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs	
					7,647,030	(1)
October 1 - October 28, 2006	-		$ -	-		
October 29 - November 25, 2006	15,069	(2)	34.680	-		
November 26 - December 30, 2006	-		-	-		

(1) Shares available to be purchased under the Company's 10 million share repurchase authorization until October 2007. This repurchase plan was announced on October 30, 2006.

(2) Shares tendered to the Company by employee stock option holders in payment of the option purchase price and/or withholding taxes upon exercise.

The Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its common stock for each fiscal quarter of 2006 and 2005. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

The high, low, and closing prices of Mueller's Common Stock on the New York Stock Exchange for each fiscal quarter of 2006 and 2005 were as follows:

	High	Low	Close
2006			
Fourth quarter	$ 38.25	$ 30.35	$ 31.70
Third quarter	40.35	30.34	35.17
Second quarter	41.80	28.84	33.03
First quarter	35.86	26.81	35.69
2005			
Fourth quarter	$ 28.42	$ 24.41	$ 27.42
Third quarter	29.99	25.35	27.77
Second quarter	28.39	24.75	27.24
First quarter	32.74	27.13	27.97

PERFORMANCE GRAPH

The following table compares total stockholder return since December 29, 2001 to the Dow Jones U.S. Total Market Index (Total Market Index) and the Dow Jones U.S. Building Materials Index (Building Materials Index). Total return values for the Total Market Index, the Building Materials Index and the Company were calculated based on cumulative total return values assuming reinvestment of dividends. The Common Stock is traded on the New York Stock Exchange under the symbol MLI.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Mueller Industries, Inc., The Dow Jones U.S. Total Market Index
And The Dow Jones U.S. Building Materials & Fixtures Index



Fiscal Year Ending Last Saturday in December (1)
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
Mueller Industries, Inc.
Dow Jones U.S. Total Market
Dow Jones U.S. Building Materials & Fixtures

(1) $100 invested on 12/29/01 in stock or index-including reinvestment of dividends.
Reflects reinvestment in shares of Common Stock of (i) regular quarterly dividends paid by the Company, (ii) the cash paid by the Company in connection with the Special Dividend and (iii) the proceeds of an assumed sale at par of the Debentures paid by the Company in connection with the Special Dividend.

	2001	2002	2003	2004	2005	2006
Mueller Industries, Inc.	100	82	104	153	132	155
Dow Jones U.S. Total Market Index	100	77	99	113	120	139
Dow Jones U.S. Building Materials Index	100	85	119	159	169	194

ITEM 6. SELECTED FINANCIAL DATA

(In thousands, except per share data)

	2006		2005		2004		2003	2002
For the fiscal year: (3)								
Net sales	$ 2,510,912		$ 1,729,923		$ 1,379,056		$ 999,078	$ 952,983
Operating income	218,885		131,758		112,490		49,384	85,756
Net income from continuing operations	148,869	(2)(4)	89,218	(2)(4)	79,416	(2)	44,221	71,177
Diluted earnings per share from continuing operations	4.00		2.40		2.15		1.19	1.92
Cash dividends per share	0.40		0.40		6.90	(1)	-	-
At year-end: (3)								
Total assets	1,268,907		1,116,928		971,328		1,060,420	990,471
Long-term debt	308,154		312,070		310,650	(1)	11,437	14,005

(1) During 2004, the Company paid 40 cents per share in regular ten cent quarterly cash dividends; additionally the Company paid a Special Dividend composed of $6.50 in cash and $8.50 per share in the form of 6% Subordinated Debentures due 2014

(2) Includes interest expense on 6% Subordinated Debentures following distribution in the fourth quarter of 2004

(3) Includes activity of acquired businesses from the following purchase dates: (i) Mueller Xingrong, December 2005 (ii) Brassware, August 15, 2005, (iii) Mueller Comercial S.A., December 14, 2004, (iv) Vemco, August 27, 2004, (v) Overstreet-Hughes, August 21, 2002, and (vi) certain assets of Colonial Engineering, September 27, 2002

(4) Includes $4.1 million income tax benefit for change in estimate for state deferred income taxes and $3.3 million income tax benefit for change in estimate for transfer pricing in 2006; includes $1.1 million income tax benefit for change in estimate for state deferred taxes and $2.9 million income tax benefit for correction of prior year provision in 2005.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations is contained under the caption "Financial Review" submitted as a separate section of this Annual Report on Form 10-K commencing on page F-2.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are contained under the caption "Financial Review" submitted as a separate section of this Annual Report on Form 10-K commencing on page F-2.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements required by this item are contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure information required to be disclosed in Company reports filed under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) of the Exchange Act as of December 30, 2006. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of December 30, 2006.

Remediation of Material Weakness

During 2006, the Company implemented a remediation plan to address the previously identified material weakness related to the accounting for income taxes discussed in detail in our Form 10-K for the year ended December 31, 2005. The following actions were taken pursuant to our remediation plan during 2006:

- All tax and certain accounting and finance professionals attended training seminars related to accounting for income taxes;
- The Company engaged a third-party firm which conducted an independent review of the Company's processes of accounting and reporting for income taxes, resulting in recommendations that led to several enhanced preventive controls being implemented;
- The Company made staffing changes within its tax department to enhance the review process over the income tax provision and improve coordination between the tax and corporate accounting departments;
- The Company enhanced the review processes over tax-sensitive accounts and the tax effects of intercompany transactions;
- The Company has engaged third-party accounting firms to assist with the tax provision calculations in foreign jurisdictions; and
- The Company has enhanced the functionality of its tax provision software to enable it to provide more accurate estimates of state income tax expense.

The actions described above were completed during the fourth quarter of 2006. We believe these actions have strengthened our internal control over financial reporting and successfully remediated the material weakness identified in our 2005 assessment.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 30, 2006 based on the control criteria established in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation management has concluded that our internal control over financial reporting is effective as of December 30, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 30, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below.

Changes in Internal Control over Financial Reporting

Other than the actions taken to remediate the material weakness over the accounting for income taxes as described above, there were no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ending December 30, 2006, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Mueller Industries, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Mueller Industries, Inc. (the Company) maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mueller Industries, Inc. as of December 30, 2006 and December 31, 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years ended in the period ended December 30, 2006 and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Memphis, Tennessee
February 26, 2007

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by Item 10 is contained under the captions "Ownership of Common Stock by Directors and Executive Officers and Information about Director Nominees," "Corporate Governance," "Report of the Audit Committee of the Board of Directors," and "Section 16(a) Beneficial Ownership Compliance Reporting" in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or about March 28, 2007, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is contained under the caption "Executive Compensation" in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or about March 28, 2007, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table discloses information as adjusted for the Company's Special Dividend regarding the securities to be issued and the securities remaining available for issuance under the Registrant's stock-based incentive plans as of December 30, 2006 (shares in thousands):

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,401	$ 25.95	818
Equity compensation plans not approved by security holders	311	18.29	-
Total	1,712	24.56	818

On February 13, 2002, Mr. O'Hagan was granted an option to acquire 100,000 shares of Common Stock at an exercise price of $31.75 per share (subsequent to the grant, on October 26, 2004 the option grant was modified to equitably adjust for the Company's Special Dividend to 155,610 shares of Common Stock at an exercise price of $20.40 per share) and on February 13, 2003 Mr. O'Hagan was granted an option to acquire 100,000 shares of Common Stock at an exercise price of $25.10 per share (subsequent to the grant, on October 26, 2004 the option grant was modified to equitably adjust for the Company's Special Dividend to 155,610 shares of Common Stock at an exercise price of $16.13 per share) (collectively, the O'Hagan Treasury Options). Each of the O'Hagan Treasury Options has a term of ten years, subject to earlier expiration upon termination of employment, and vests ratably over a five-year period from the date of the grant, except that if there is a Change in Control as defined in Mr. O'Hagan's employment agreement with the Company (the O'Hagan Employment Agreement), all of the O'Hagan Treasury Options will become immediately exercisable on the later to occur of (i) the day Mr. O'Hagan notifies the Company he is terminating his employment with the Company as a result of said change, and (ii) ten days prior to the date Mr. O'Hagan's employment with the Company is terminated by the Company. In addition, all outstanding unvested O'Hagan Treasury Options will immediately vest and become exercisable if Mr. O'Hagan's employment is terminated by the Company without Cause (as defined in the O'Hagan Employment Agreement) or by Mr. O'Hagan for Good Reason (as defined in the O'Hagan Employment Agreement). The O'Hagan Treasury Options may only be exercised for shares of Common Stock held in treasury by the Company.

Other information required by Item 12 is contained under the captions "Principal Stockholders" and "Ownership of Common Stock by Directors and Executive Officers and Information about Director Nominees" in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or about March 28, 2007, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is contained in under the caption "Corporate Governance" in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or about March 28, 2007, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is contained under the caption "Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or about March 28, 2007, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements: the financial statements, notes, and report of independent registered public accounting firm described in Item 8 of this Annual Report on Form 10-K are contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

2. Financial Statement Schedule: the financial statement schedule described in Item 8 of this report is contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

3. Exhibits:

   3.1 Restated Certificate of Incorporation of the Registrant dated February 8, 2007.

   3.2 By-laws of the Registrant, as amended and restated, effective November 10, 1994 (Incorporated herein by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

4.1 Indenture, dated as of October 26, 2004, by and between Mueller Industries, Inc, and SunTrust Bank, as trustee (Incorporated herein by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K, dated October 26, 2004).

4.2 Form of 6% Subordinated Debenture due 2014 (Incorporated herein by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K, dated October 26, 2004).

4.3 Certain instruments with respect to long-term debt of the Registrant have not been filed as Exhibits to this Report since the total amount of securities authorized under any such instruments does not exceed 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each such instrument upon request of the Securities and Exchange Commission.

10.1 Stock Option Agreement, dated December 4, 1991, by and between the Registrant and Harvey L. Karp (Incorporated herein by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

10.2 Stock Option Agreement, dated March 3, 1992, by and between the Registrant and Harvey L. Karp (Incorporated herein by reference to Exhibit 10.5 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

10.3 Amended and Restated Employment Agreement, effective as of September 17, 1997, by and between the Registrant and Harvey L. Karp (Incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

10.4 Amendment, dated June 21, 2004, to the Amended and Restated Employment Agreement dated as of September 17, 1997, by and between the Registrant and Harvey Karp (Incorporated herein by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q, dated July 16, 2004, for the quarter ended June 26, 2004).

10.5 Consulting Agreement, dated June 21, 2004, by and between the Registrant and Harvey Karp (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, dated July 16, 2004, for the quarter ended June 26, 2004).

10.6 Stock Option Agreement, dated May 7, 1997, by and between the Registrant and William D. O'Hagan (Incorporated herein by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K, dated March 1, 2004, for the fiscal year ended December 27, 2003).

10.7 Amended and Restated Employment Agreement, effective as of September 17, 1997, by and between the Registrant and William D. O'Hagan (Incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

10.8 Amendment to Amended and Restated Employment Agreement, effective May 12, 2000, by and between the Registrant and William D. O'Hagan (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q, dated July 24, 2000, for the quarter ended June 24, 2000).

10.9 Second Amendment to the Amended and Restated Employment Agreement dated as of September 17, 1997, by and between the Registrant and William D. O'Hagan (Incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K, dated May 5, 2005).

10.10 Stock Option Agreement, dated October 9, 1998, by and between the Registrant and William D. O'Hagan (Incorporated herein by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K, dated March 1, 2004, for the fiscal year ended December 27, 2003).

10.11 Stock Option Agreement, dated February 13, 2002, by and between the Registrant and William D. O'Hagan (Incorporated herein by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

10.12 Stock Option Agreement, dated February 13, 2003, by and between the Registrant and William D. O'Hagan (Incorporated herein by reference to Exhibit 10.16 of the Registrant's Annual Report on Form 10-K, dated March 1, 2004, for the fiscal year ended December 27, 2003).

10.13 Consulting Agreement, dated June 21, 2004, by and between the Registrant and William D. O' Hagan (Incorporated herein by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q, dated July 16, 2004, for the quarter ended June 26, 2004).

10.14 Employment Agreement, effective October 17, 2002, by and between the Registrant and Kent A. McKee (Incorporated herein by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002).

10.15 Employment Agreement, effective November 9, 2006, by and between the Registrant and Gregory L. Christopher.

10.16 Mueller Industries, Inc. 1991 Incentive Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.6 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002 and Exhibit 99.2 of the Registrant's Current Report on Form 8-K, dated August 31, 2004).

10.17 Mueller Industries, Inc. 1994 Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002 and Exhibit 99.3 of the Registrant's Current Report on Form 8-K, dated August 31, 2004).

10.18 Mueller Industries, Inc. 1994 Non-Employee Director Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002 and Exhibit 99.6 of the Registrant's Current Report on Form 8-K, dated August 31, 2004).

10.19 Mueller Industries, Inc. 1998 Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K, dated March 24, 2003, for the fiscal year ended December 28, 2002 and Exhibit 99.4 of the Registrant's Current Report on Form 8-K, dated August 31, 2004).

10.20 Mueller Industries, Inc. 2002 Stock Option Plan Amended and Restated as of February 16, 2006.

10.21 Mueller Industries, Inc. Annual Bonus Plan (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated May 5, 2005).

10.22 Summary description of the Registrant's 2007 incentive plan for certain key employees.

10.23 Mueller Industries, Inc. Deferred Compensation Plan, effective December 1, 2000 (Incorporated herein by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K, dated March 26, 2001, for the fiscal year ended December 30, 2000).

10.24 Amendment to the Mueller Industries, Inc. Deferred Compensation Plan, dated December 15, 2005.

10.25 Securities Purchase Agreement, dated December 14, 2004, among Mueller Comercial de Mexico, S. de R.L. de C.V., WTC HOLDCO I, LLC, MIYAR LLC, NICNA, GmbH, and The Seller Parties (Incorporated herein by reference to Exhibit 10.21 of the Registrant's Annual Report on Form 10-K, dated March 4, 2005, for the fiscal year ended December 25, 2004).

10.26 Inventory Purchase Agreement, dated December 14, 2004, by and between Niples del Norte S.A. de C.V. and Mueller de Mexico S.A. de C.V (Incorporated herein by reference to Exhibit 10.22 of the Registrant's Annual Report on Form 10-K, dated March 4, 2005, for the fiscal year ended December 25, 2004).

10.27 Credit Agreement, dated as of December 1, 2006, among the Registrant (as Borrower) and Lasalle Bank Midwest National Association (as agent), and certain lenders named therein (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated December 1, 2006).

10.28 Equity Joint Venture Agreement, among Mueller Streamline China, LLC, Mueller Streamline Holding, S.L., Jiangsu Xingrong Hi-Tech Co., Ltd. and Jiangsu Baiyang Industries Ltd. (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated December 5, 2005).

14.0 Code of Business Conduct and Ethics (Incorporated herein by reference to Exhibit 14.0 of the Registrant's Annual Report on Form 10-K, dated March 1, 2004, for the fiscal year ended December 27, 2003).

21.0 Subsidiaries of the Registrant.

23.0 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2007.

MUELLER INDUSTRIES, INC.

/s/ HARVEY L. KARP
Harvey L. Karp, Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ HARVEY L KARP Harvey L. Karp	Chairman of the Board, and Director	February 28, 2007
/s/ALEXANDER P. FEDERBUSH Alexander P. Federbush	Director	February 28, 2007
/s/ GENNARO J. FULVIO Gennaro J. Fulvio	Director	February 28, 2007
/s/ GARY S. GLADSTEIN Gary S. Gladstein	Director	February 28, 2007
/s/ TERRY HERMANSON Terry Hermanson	Director	February 28, 2007
/s/ ROBERT B. HODES Robert B. Hodes	Director	February 28, 2007
/s/ WILLIAM D. O'HAGAN William D. O'Hagan	President, Chief Executive Officer (Principal Executive Officer), Director	February 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities and on the date indicated.

Signature and Title	Date
/s/ KENT A. MCKEE Kent A. McKee Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2007
/s/ RICHARD W. CORMAN Richard W. Corman Vice President – Controller	February 28, 2007

MUELLER INDUSTRIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULE

FINANCIAL REVIEW

OVERVIEW

The Company is a leading manufacturer of copper, brass, plastic, and aluminum products. The range of these products is broad: copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, steel nipples, faucets and plumbing specialty products. Mueller's operations are located throughout the United States, and in Canada, Mexico, Great Britain, and China.

The Company's businesses are aggregated into two reportable segments: the Plumbing & Refrigeration segment and the Original Equipment Manufacturers (OEM) segment. Prior to 2005, the Company disclosed its reportable segments as Standard Products and Industrial Products. Additional operating segments have been recognized following internal reorganizations in 2006 and 2005. For disclosure purposes, as permitted under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, certain operating segments are aggregated into reportable segments. The Plumbing & Refrigeration segment is composed of the Standard Products Division (SPD), European Operations, and Mexican Operations. The OEM segment is composed of the Industrial Products Division (IPD) and Engineered Products Division (EPD). These reportable segments are described in more detail below. SPD manufactures and sells copper tube, copper and plastic fittings, and valves in North America and sources products for import distribution in North America. European Operations manufactures copper tube in Europe, which is sold in Europe and the Middle East; activities also include import distribution. Mexican Operations include pipe nipple manufacturing and import distribution businesses including product lines of malleable iron fittings and other plumbing specialties. The Plumbing & Refrigeration segment sells products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing, and refrigeration markets, to distributors to the manufactured housing and recreational vehicle industries, and to building material retailers. The OEM segment manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The OEM segment sells its products primarily to original equipment manufacturers, many of which are in the HVAC, plumbing, and refrigeration markets. The majority of the Company's manufacturing facilities operated at moderate levels during 2005, 2004, and the first half of 2006.

New housing starts and commercial construction are important determinants of the Company's sales to the HVAC, refrigeration, and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing and commercial buildings. Repairs and remodeling projects are also important drivers of underlying demand for these products. The following are important economic indicators that impact the Company's businesses. Per the U.S. Census Bureau, new housing starts in the U.S. were 1.6 million, 1.9 million, and 2.0 million in 2006, 2005, and 2004, respectively. The seasonally adjusted annual rate of the Value of Private Non-Residential Construction put in place was $314.5 billion in 2006, $255.4 billion in 2005, and $229.2 billion in 2004. The average 30 year fixed mortgage rate was 6.14 percent in December 2006, 6.27 percent in December 2005, and 5.75 percent in December 2004.

Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of raw material and the selling prices of its completed products. The open market prices for copper cathode and scrap, for example, influence the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects on profitability from fluctuations in material costs by passing through these costs to its customers. The Company's earnings and cash flow are dependent upon these spreads that fluctuate based upon market conditions.

Earnings and profitability are also subject to market trends such as substitute products and imports. Plastic plumbing systems are the primary substitute product; these products represent an increasing share of consumption. Imports of copper tubing from Mexico have increased in recent years, although U.S. consumption is still predominantly supplied by U.S. manufacturers. Brass rod consumption in the U.S. has steadily declined over the past five years, due to the outsourcing of many manufactured products.

The year ended December 30, 2006, contained 52 weeks while the years ended December 31, 2005 contained 53 weeks and December 25, 2004 contained 52 weeks.

Recapitalization through Special Dividend

In September 2004, the Company authorized a special dividend consisting of $6.50 in cash and $8.50 in principal amount of the Company's 6% Subordinated Debentures due 2014 (the Debentures) for each share of Common Stock (the Special Dividend). The Special Dividend, distributed in the fourth quarter of 2004, substantially reduced the Company's cash position by $245.6 million and its stockholders' equity by $545.1 million, and increased its long-term debt by $299.5 million.

RESULTS OF OPERATIONS

2006 Performance Compared with 2005

Consolidated net sales in 2006 were $2.5 billion, a 45 percent increase over net sales of $1.7 billion in 2005. The increase is primarily attributable to higher raw material costs (which are passed through in the form of higher selling prices as discussed above), and contribution from businesses acquired late in 2005 (which includes our consolidated Chinese joint venture) which accounted for approximately $175.2 million. Net selling prices generally fluctuate with changes in raw material prices. The COMEX average copper price in 2006 was approximately $3.09 per pound, or approximately 84 percent higher than the 2005 average of $1.68. This change increased the Company's net sales and cost of goods sold. These increases were partially offset by a decrease in sales unit volumes during the period.

Cost of goods sold increased $679 million, to $2.1 billion in 2006. This increase was attributable primarily to higher raw material costs and acquired businesses, as discussed above. Gross profit was $401.5 million or 16.0 percent of net sales in 2006 compared with $300 million or 17.3 percent of net sales in 2005. During the fourth quarter of 2006 certain inventories valued using the FIFO method and certain firm commitments to purchase inventories were written down to the lower of cost or market resulting in a decrease in gross profit of $14.2 million. The year over year increase in gross profit was due to higher spreads in core product lines, primarily copper tube and fittings, and acquired businesses.

Depreciation and amortization increased 2.2 percent to $41.6 million in 2006 from $40.7 million in 2005 primarily due to acquisitions in late 2005 and increased capital expenditures. Selling, general, and administrative expenses increased to $141.0 million in 2006; this $13.6 million increase was due to (i) incremental costs of approximately $8.2 million attributed to acquired businesses, (ii) increased incentive compensation of approximately $6.2 million which includes stock-based compensation, and (iii) net decrease of other costs of approximately $0.8 million.

Interest expense increased to $20.5 million in 2006 from $19.6 million in 2005. The increase is primarily due to the increased borrowings from the Company's Chinese joint venture to fund operations during 2006.

Other income includes (i) losses on the sale of property and equipment for approximately $2.6 million, (ii) interest income on invested cash balances of $6.1 million, (iii) rents, royalties and other, net of $2.1 million, (iv) minority interest expense related to our Chinese joint venture of $2.6 million, (v) gain on sale of an equity investment, Conbraco Industries, Inc., of $1.9 million, and (vi) equity in earnings of Conbraco Industries, Inc. prior to its sale of $1.0 million. Other income decreased approximately $6.8 million in 2006 compared to 2005. This decrease is attributable primarily to minority interest related to the Company's Chinese joint venture and a net loss on disposals of properties compared to a net gain in 2005, partially offset by higher interest income in 2006 resulting from higher average cash balances.

The expense related to environmental remediation at certain non-operating properties of the Company, included in other income, net, totaled $0.6 million in 2006 and in 2005. The environmental expense related to operating properties is included as a component of cost of goods sold and was not significant for the periods presented.

Income tax expense was $54.7 million, for an effective rate of 26.9 percent, for 2006. This rate is lower than what would be computed using the U.S. statutory federal rate primarily due to (i) changes in estimate regarding the estimated future benefits related to state income tax credit and net operating loss (NOL) carryforwards of $4.1 million; (ii) reductions in tax contingency reserves related to changes in estimates for transfer pricing of $3.3 million, and other reductions for various statute closings during 2006; (iii) release of the remaining valuation allowance related to a NOL carryforward in the U.K. of $2.9 million; (iv) recognition of benefits from the U.S. Manufacturer's deduction of $2.4 million and (v) benefits resulting from a tax holiday in certain of the Company's foreign subsidiaries of $0.9 million.

The Company's employment was approximately 4,700 at the end of 2006 compared with 4,800 at the end of 2005.

Plumbing & Refrigeration Segment

Net sales by Plumbing & Refrigeration were $1.7 billion in 2006 compared with $1.3 billion in 2005 for a 33.9 percent increase. Operating income was $197.4 million in 2006 compared with $125.5 million in 2005. The increase in net sales is due primarily to higher raw material costs, which are reflected in higher selling prices. The $71.9 million increase in operating profit was due to higher spreads in certain product lines and operating income from businesses acquired late in 2005. These increases were partially offset by lower unit sales volumes resulting from weak demand in the latter part of 2006.

OEM Segment

OEM's net sales were $835.3 million in 2006 compared with $460.3 million in 2005. Operating income increased by $17.8 million to $44.8 million in 2006 compared with $27.0 million in 2005. Much of the increase relates to our Chinese joint venture, which commenced operations during the first quarter of 2006, and contributed $6.4 million of operating income on $142.8 million of net sales.

2005 Performance Compared with 2004

Consolidated net sales in 2005 were $1.7 billion, a 25 percent increase over net sales of $1.4 billion in 2004. The increase is primarily attributable to higher raw material costs (which are passed through in the form of higher selling prices as discussed above), and acquired businesses, which accounted for approximately $106.3 million. The COMEX average copper price in 2005 was approximately $1.68 per pound, or approximately 30 percent higher than the 2004 average of $1.29. This change increased the Company's net sales and cost of goods sold.

Cost of goods sold increased $314 million, to $1.4 billion in 2005. This increase was attributable primarily to higher raw material costs (as discussed above) and acquired businesses. Gross profit was $300 million or 17.3 percent of net sales in 2005 compared with $263 million or 19.1 percent of net sales in 2004. The increase in gross profit was due to (i) higher spreads in core product lines, primarily copper tube and fittings, (ii) acquired businesses and (iii) $1.3 million, or 2 cents per diluted share, resulting from the liquidation of LIFO inventory layers.

Depreciation and amortization of $40.7 million in 2005 compares with $40.6 million in 2004. Selling, general, and administrative expenses increased to $127.4 million in 2005; this $21.0 million increase was due to (i) incremental costs of approximately $14.3 million attributed to acquired businesses, (ii) increased professional fees of approximately $3.3 million, (iii) increased distribution costs of approximately $1.3 million, and (iv) net increase of other costs of approximately $2.1 million.

Interest expense increased to $19.6 million in 2005 from $4.0 million in 2004. This increase was primarily due to the issuance of the Debentures on October 26, 2004.

Other income includes (i) gains on the sale of land and buildings for approximately $3.7 million, (ii) interest income on invested cash balances of $2.3 million, (iii) rents, royalties and other, net of $1.5 million, and (iv) equity in earnings of an unconsolidated subsidiary (Conbraco Industries, Inc.) of $4.5 million.

The expense related to environmental remediation at certain non-operating properties of the Company, included in other income, net, totaled $0.6 million in 2005 compared with $1.0 million in 2004. The environmental expense related to operating properties is included as a component of cost of goods sold and was not significant for the periods presented.

Income tax expense was $35.0 million, for an effective rate of 28.2 percent, for 2005; this rate is lower than the expected rate due to (i) tax planning strategy and structure related to a business acquired in Mexico in 2004, (ii) an adjustment that reduced 2005 income tax expense by approximately $2.9 million, or 8 cents per diluted share, to correct estimated taxes provided for in prior years, and (iii) recognition of the tax benefit of a foreign net operating loss carryforward in the U.K. that was previously reserved. Management has concluded that the $2.9 million adjustment is immaterial to the consolidated results of operations and financial condition for the current year as well as the prior affected years.

Income from discontinued operations consists of business interruption insurance proceeds, net of tax, related to operations sold in 2002.

The Company's employment was approximately 4,800 at the end of 2005 compared with 4,500 at the end of 2004.

Plumbing & Refrigeration Segment

Net sales by Plumbing & Refrigeration were $1.3 billion in 2005 compared with $1.0 billion in 2004 for a 30 percent increase. Operating income was $125.5 million in 2005 compared with $108.3 million in 2004. The increase in net sales is due primarily to higher raw material costs, which are reflected in higher selling prices. This $17.2 million increase in operating profit was due to (i) higher spreads and volume in certain product lines, (ii) $1.3 million, or 2 cents per diluted share, resulting from the liquidation of LIFO inventory layers, and (iii) operating income from acquired businesses in Mexico and the U.K.

OEM Segment

OEM's net sales were $460 million in 2005 compared with $392 million in 2004. Operating income increased by $6.4 million to $27.0 million in 2005 compared with $20.6 million in 2004. During 2005, the OEM Segment posted improved results in all product areas with the exception of Brass Rod.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents balance increased to $200.5 million at December 30, 2006, from $129.7 million at December 31, 2005. Major components of the 2006 change included $64.5 million of cash provided by operating activities, $14.0 million of cash used in investing activities and $19.6 million of cash provided by financing activities.

Net income from continuing operations of $148.9 million in 2006 was the primary component of cash provided by operating activities. Depreciation and amortization of $41.9 million was the primary non-cash adjustment. Major changes in working capital included a $15.5 million increase in trade accounts receivable and $56.8 million increase in inventories due to increased metal prices in 2006 compared with 2005 and contributions from acquired businesses, and $41.4 million decrease in current liabilities due to (i) a $28.1 million decrease in trade accounts payable due to lower purchasing volumes at the end of 2006, (ii) a $9.9 million decrease in income taxes payable and income tax contingences, and (iii) a net reduction of other liabilities of $8.6 million. These decreases were partially offset by a $5.2 million increase in accrued compensation due primarily to increased incentive accruals.

The major components of net cash used for investing activities during 2006 included $41.2 million used for capital expenditures including $17.9 million of capital expenditures by our Chinese joint venture, which was partially offset by the proceeds from the sale of our equity investment, Conbraco Industries, Inc., of $23 million.

Net cash provided by financing activities totaled $19.6 million in 2006. The increases primarily relate to $28.8 million of proceeds from the issuance of long-term debt, primarily resulting from funds borrowed by our Chinese joint venture to fund operations, $1.1 million for the tax benefit of stock options exercised, and proceeds from the sale of treasury stock of $7.7 million. These increases were partially offset by decreases of $14.8 million for cash dividends paid to our shareholders, $2.0 million for debt repayments, and $1.1 million for the acquisition of treasury stock. The treasury stock transactions discussed above relate to stock option exercises.

The Company has a $200 million unsecured line-of-credit (Credit Facility) which expires in December 2011. At year-end, the Company had no borrowings against the Credit Facility. Approximately $10.8 million in letters of credit were backed by the Credit Facility at the end of 2006. As of December 30, 2006, the Company's total debt was $344.1 million or 38 percent of its total capitalization.

Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of tangible net worth and the satisfaction of certain minimum financial ratios. As of December 30, 2006, the Company was in compliance with all of its debt covenants.

The Company expects to invest between $30 and $40 million for capital expenditures during 2007.

Contractual cash obligations of the Company as of December 30, 2006 included the following:

		Payments Due by Year			
(In millions)	Total	2007	2008-2009	2010-2011	Thereafter
Long-term debt, including capital lease obligations	$ 344.2	$ 36.0	$ 0.2	$ 0.9	$ 307.1
Interest on fixed-rate debt	143.7	18.5	35.9	35.7	53.6
Consulting Agreements (1)	13.3	1.3	2.7	2.0	7.3
Operating leases	20.5	7.1	7.7	3.9	1.8
Purchase commitments (2)	321.8	321.8	-	-	-
Total contractual cash obligations	$ 843.5	$ 384.7	$ 46.5	$ 42.5	$ 369.8

(1) See Note 10 to Consolidated Financial Statements.

(2) Purchase commitments include $27.8 million of open fixed price purchases of raw materials. Additionally, the Company has contractual supply commitments, totaling $294.0 million at year-end prices, for raw materials consumed in the ordinary course of business; these contracts contain variable pricing based on COMEX.

The above obligations will be satisfied with existing cash, the Credit Facility, and cash generated by operations. Additionally, the cash flow to fund pension and OPEB obligations was $3.3 million in 2006 and $2.6 million in 2005. During 2005 and 2004, funded pension assets recovered a significant portion of market value declines experienced in 2002. The Company expects to contribute approximately $2.5 million to its pension plans and $0.9 million to its other postretirement benefit plans in 2007. The Company has no off-balance sheet financing arrangements except for the operating leases identified above.

Fluctuations in the cost of copper and other raw materials affect the Company's liquidity. Changes in material costs directly impact components of working capital, primarily inventories and accounts receivable. In June 2005 the price of copper averaged approximately $1.62 per pound. Since then the price of copper has fluctuated significantly and averaged approximately $3.09 per pound in December 2006. During 2006 copper reached a historic high of $4.08 per pound.

The Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its Common Stock during each quarter of 2006, 2005 and 2004. Additionally during 2004, the Company distributed a Special Dividend composed of $6.50 in cash and $8.50 in principal amount of the Company's 6% Subordinated Debentures due 2014 per share of Common Stock. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

Management believes that cash provided by operations, the Credit Facility, and currently available cash of $200.5 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio (current assets divided by current liabilities) was 3.0 to 1 as of December 30, 2006.

The Company's Board of Directors has authorized the repurchase, until October 2007, of up to ten million shares of the Company's Common Stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 30, 2006, the Company had repurchased approximately 2.4 million shares under this authorization.

Environmental Matters

The Company ended 2006 with total environmental reserves of approximately $8.9 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

MARKET RISKS

The Company is exposed to market risk from changes in raw material and energy costs, interest rates, and foreign currency exchange rates. To reduce such risks, the Company may periodically use financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting for derivative instruments and hedging activities is included in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Cost and Availability of Raw Materials and Energy

Copper and brass represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of metal, to the extent not reflected in prices for the Company's finished products, or the lack of availability could materially and adversely affect the Company's business, results of operations and financial condition.

The Company occasionally enters into forward fixed-price arrangements with certain customers. The Company may utilize forward contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize forward contracts to manage price risk associated with inventory. Depending on the nature of the hedge, changes in the fair value of the forward contracts will either be offset against the change in fair value of the inventory through earnings or recognized as a component of comprehensive income and reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At year-end, the Company held open forward contracts to purchase approximately $5.9 million of copper over the next seven months related to fixed-price sales orders. The Company also held open forward contracts to sell approximately $14.3 million of copper in March 2007 related to the price risk of inventory on hand.

Futures contracts may also be used to manage price risk associated with natural gas purchases. The effective portion of gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying natural gas prices. At year-end, the Company held open forward contracts to purchase approximately $0.6 million of natural gas over the next three months.

Interest Rates

At December 30, 2006 and December 31, 2005, the fair value of the Company's debt was estimated at $320.7 million and $298.1 million, respectively, primarily using market yields and taking into consideration the underlying terms of the debt. Such fair value was less than the carrying value of debt at December 30, 2006 and December 31, 2005 by $23.4 million and $18.1 million, respectively. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent decrease in interest rates and amounted to $10.6 million at December 30, 2006 and $4.1 million at December 31, 2005.

The Company had variable-rate debt outstanding of $36.1 million at December 30, 2006 and $5.5 million at December 31, 2005. At these borrowing levels, a hypothetical 10 percent increase in interest rates would have had an insignificant unfavorable impact on the Company's pretax earnings and cash flows. The primary interest rate exposure on floating-rate debt is based on LIBOR.

Foreign Currency Exchange Rates

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material; however, the Company may utilize certain forward fixed-rate contracts to hedge such transactional exposures. Gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon collection of receivables. At year-end, the Company held open forward contracts to purchase approximately $2.9 million U.S. dollars.

The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, the Euro, the Mexican peso, and the Chinese renminbi. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates was $191.5 million at December 30, 2006 and $143.3 million at December 31, 2005. The primary reason for the increase in 2006 is from additional, planned investments in the Company's Chinese joint venture and cash advances to its European operations. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 30, 2006 and December 31, 2005 amounted to $19.2 million and $14.3 million, respectively. This change would be reflected in the foreign currency translation component of accumulated other comprehensive income in the equity section of the Company's Consolidated Balance Sheets, unless the foreign subsidiaries are sold or otherwise disposed.

Critical Accounting Policies and Estimates

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates, assumptions, and judgments that affect the amounts reported in the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters, which are inherently uncertain. The accounting policies and estimates that are most critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

Inventory Valuation

Inventories are valued at the lower of cost or market. A significant component of the Company's inventory is copper; the domestic copper inventories are valued under the LIFO method, which represent approximately 12.6 percent of total inventories. The market price of copper cathode and scrap are subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse or positive impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Deferred Taxes

Deferred tax assets and liabilities are recognized on the difference between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through an increase to income in the period that such determination is made.

Environmental Reserves

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants; internal analyses of clean-up costs, ongoing monitoring costs, and estimated legal fees; communications with regulatory agencies; and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to certain non-operating properties are included in other income, net on the Consolidated Statements of Income.

Allowance for Doubtful Accounts

The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filings or substantial down-grading of credit ratings), it records a reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (e.g., greater than expected defaults or an unexpected material change in a major customer's ability to meet its financial obligations), the Company's estimate of the recoverability of amounts due could be changed by a material amount.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of December 31, 2006 (the first day of fiscal 2007), as required. The cumulative effect of adopting FIN 48 will be recorded as a change to opening retained earnings in the first quarter of 2007. The Company has not completed the process of evaluating the impact that the adoption of FIN 48 will have on its Consolidated Financial Statements.

The FASB has issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. The Company is required to adopt the provisions of this statement in the first quarter of fiscal 2008. Management is reviewing the potential effects of this statement; however, it does not expect the adoption of SFAS No. 157 to have a material impact on the Company's Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*. SFAS No. 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of those plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 30, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on the Company's financial condition at December 30, 2006 has been included in the accompanying consolidated financial statements. SFAS No. 158 did not have an effect on the Company's Consolidated Balance Sheet in any prior period. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position has not yet been adopted as it is required for fiscal years ending after December 15, 2008. See Note 9 to the financial statements for further discussion of the effect of the adoption of SFAS No. 158 on the Company's Consolidated Financial Statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results, and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political, and technological factors, among others, the absence of which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending; (ii) the domestic housing and commercial construction industry environment; (iii) availability and price fluctuations in commodities (including copper, natural gas, and other raw materials, including crude oil that indirectly effects plastic resins); (iv) competitive factors and competitor responses to the Company's initiatives; (v) stability of government laws and regulations, including taxes; (vi) availability of financing; and (vii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 30, 2006, December 31, 2005, and December 25, 2004

(In thousands, except per share data)	2006	2005	2004
Net sales	$ 2,510,912	$ 1,729,923	$ 1,379,056
Cost of goods sold	2,109,436	1,430,075	1,115,612
Gross profit	401,476	299,848	263,444
Depreciation and amortization	41,619	40,696	40,613
Selling, general, and administrative expense	140,972	127,394	106,400
Impairment charge	-	-	3,941
Operating income	218,885	131,758	112,490
Interest expense	(20,477)	(19,550)	(3,974)
Other income, net	5,171	11,997	6,842
Income from continuing operations before income taxes	203,579	124,205	115,358
Income tax expense	(54,710)	(34,987)	(35,942)
Income from continuing operations	148,869	89,218	79,416
Income from discontinued operations, net of income taxes	-	3,324	-
Net income	$ 148,869	$ 92,542	$ 79,416
Weighted average shares for basic earnings per share	36,893	36,590	35,321
Effect of dilutive stock options	353	513	1,590
Adjusted weighted average shares for diluted earnings per share	37,246	37,103	36,911
Basic earnings per share:			
From continuing operations	$ 4.04	$ 2.44	$ 2.25
From discontinued operations	-	0.09	-
Basic earnings per share	$ 4.04	$ 2.53	$ 2.25
Diluted earnings per share:			
From continuing operations	$ 4.00	$ 2.40	$ 2.15
From discontinued operations	-	0.09	-
Diluted earnings per share	$ 4.00	$ 2.49	$ 2.15
Dividends per share	$ 0.40	$ 0.40	$ 15.40

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 30, 2006 and December 31, 2005

(In thousands)	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 200,471	$ 129,685
Accounts receivable, less allowance for doubtful accounts of $6,806 in 2006 and $5,778 in 2005	281,679	260,685
Inventories	258,647	196,987
Current deferred income taxes	21,421	19,900
Other current assets	13,976	17,019
Total current assets	776,194	624,276
Property, plant, and equipment, net	315,064	307,046
Goodwill	155,653	152,171
Other assets	21,996	33,435
Total Assets	$ 1,268,907	$ 1,116,928

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of December 30, 2006 and December 31, 2005

(In thousands, except share data)	2006	2005
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 35,998	$ 4,120
Accounts payable	96,095	124,216
Accrued wages and other employee costs	43,281	38,095
Other current liabilities	80,145	97,251
Total current liabilities	255,519	263,682
Long-term debt, less current portion	308,154	312,070
Pension liabilities	19,900	21,721
Postretirement benefits other than pensions	16,699	13,515
Environmental reserves	8,907	9,073
Deferred income taxes	46,408	63,944
Other noncurrent liabilities	2,206	3,078
Total liabilities	657,793	687,083
Minority interest in subsidiaries	22,300	6,937
Stockholders' equity		
Preferred stock - $1.00 par value; shares authorized 5,000,000; none outstanding	-	-
Common stock - $.01 par value; shares authorized 100,000,000; issued 40,091,502; outstanding 37,025,285 in 2006 and 36,643,590 in 2005	401	401
Additional paid-in capital, common	256,906	252,889
Retained earnings	386,038	253,433
Accumulated other comprehensive income (loss)	12,503	(8,848)
Treasury common stock, at cost	(67,034)	(74,967)
Total stockholders' equity	588,814	422,908
Commitments and contingencies	-	-
Total Liabilities and Stockholders' Equity	$ 1,268,907	$ 1,116,928

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 30, 2006, December 31, 2005, and December 25, 2004

(In thousands)	2006	2005	2004
Operating activities:			
Income from continuing operations	$ 148,869	$ 89,218	$ 79,416
Reconciliation of income from continuing operations to net cash provided by operating activities:			
Depreciation	41,179	40,398	40,316
Amortization of intangibles	440	298	297
Amortization of Subordinated Debenture costs	236	162	26
Stock-based compensation expense	2,789	-	-
Income tax benefit from exercise of stock options	(1,065)	991	31,778
Impairment charge	-	-	3,941
Deferred income taxes	(19,339)	(9,556)	2,711
Provision for doubtful accounts receivable	1,109	1,911	1,404
Minority interest in subsidiaries, net of dividend paid	2,610	9	(141)
Gain on sale of equity investment	(1,876)	-	-
Gain on early retirement of debt	(97)	-	-
Loss (gain) on disposal of properties	2,620	(3,665)	(5,729)
Equity in (earnings) loss of unconsolidated subsidiary	(964)	(4,480)	2,026
Changes in assets and liabilities, net of businesses acquired:			
Receivables	(15,459)	(64,905)	(15,722)
Inventories	(56,786)	(5,979)	(26,208)
Other assets	1,449	1,764	(6,689)
Current liabilities	(41,357)	66,435	45,274
Other liabilities	(2,578)	(5,894)	296
Other, net	2,759	(590)	1,765
Net cash provided by operating activities	64,539	106,117	154,761
Investing activities:			
Capital expenditures	(41,206)	(18,449)	(19,980)
Acquisition of businesses, net of cash received	3,632	(6,937)	(56,946)
Proceeds from sales of properties and equity investment	23,528	10,112	6,334
Net cash used in investing activities	(14,046)	(15,274)	(70,592)
Financing activities:			
Repayments of long-term debt	(2,058)	(1,091)	(6,608)
Dividends paid	(14,776)	(14,646)	(259,882)
Proceeds from issuance of long-term debt	28,759	-	-
Acquisition of treasury stock	(1,092)	(551)	(42,641)
Issuance of shares under incentive stock option plans from treasury	7,701	4,819	18,978
Income tax benefit from exercise of stock options	1,065	-	-
Subordinated Debenture issuance costs	-	-	(2,187)
Net cash provided by (used in) financing activities	19,599	(11,469)	(292,340)
Effect of exchange rate changes on cash	694	(462)	532
Net cash provided by operating activities of discontinued operations	-	3,324	-
Increase (decrease) in cash and cash equivalents	70,786	82,236	(207,639)
Cash and cash equivalents at the beginning of the year	129,685	47,449	255,088
Cash and cash equivalents at the end of the year	$ 200,471	$ 129,685	$ 47,449

For supplemental disclosures of cash flow information, see Notes 1, 5, 6, 7, and 13.
See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 30, 2006, December 31, 2005, and December 25, 2004

(In thousands)	2006 Shares	2006 Amount	2005 Shares	2005 Amount	2004 Shares	2004 Amount
Common stock:						
Balance at beginning of year	40,092	$ 401	40,092	$ 401	40,092	$ 401
Balance at end of year	40,092	$ 401	40,092	$ 401	40,092	$ 401
Additional paid-in capital:						
Balance at beginning of year		$ 252,889		$ 252,931		$ 259,110
Issuance of shares under incentive stock option plans		(1,324)		(1,033)		(37,957)
Stock option related compensation		4,276		-		-
Income tax benefit from exercise of stock options		1,065		991		31,778
Balance at end of year		$ 256,906		$ 252,889		$ 252,931
Retained earnings:						
Balance at beginning of year		$ 253,433		$ 175,537		$ 655,495
Net income		148,869		92,542		79,416
Dividends and other		(16,264)		(14,646)		(559,374)
Balance at end of year		$ 386,038		$ 253,433		$ 175,537
Accumulated other comprehensive income (loss):						
Foreign currency translation		$ 17,778		$ (10,122)		$ 8,560
Minimum pension liability adjustment, net of applicable income tax (expense) benefit of $(1,165), $339, $(2)		7,108		(2,141)		(2)
Change in fair value of derivatives, net of applicable income tax (expense) benefit of $199, $(201), $(134)		(355)		330		219
Losses reclassified into earnings from other comprehensive income, net of applicable income tax (expense) benefit of $0, $0, $65		-		-		(106)
Total other comprehensive income (loss)		24,531		(11,933)		8,671
Balance at beginning of year		(8,848)		3,085		(5,586)
Adjustment to initially apply SFAS No. 158, net of income tax benefit of $1,526		(3,180)		-		-
Balance at end of year		$ 12,503		$ (8,848)		$ 3,085
Treasury stock:						
Balance at beginning of year	3,448	$ (74,967)	3,702	$ (80,268)	5,815	$ (94,562)
Issuance of shares under incentive stock option plans	(414)	9,025	(283)	5,852	(3,242)	56,935
Repurchase of common stock	33	(1,092)	29	(551)	1,129	(42,641)
Balance at end of year	3,067	$ (67,034)	3,448	$ (74,967)	3,702	$ (80,268)
Total comprehensive income:						
Net income		$ 148,869		$ 92,542		$ 79,416
Other comprehensive income (loss)		24,531		(11,933)		8,671
Total comprehensive income		$ 173,400		$ 80,609		$ 88,087

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company also resells imported brass and plastic plumbing valves, malleable iron fittings, steel nipples, faucets, and plumbing specialty products. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. Mueller's operations are located throughout the United States and in Canada, Mexico, Great Britain, and China.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Mueller Industries, Inc. and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest represents a separate private ownership of 49.5 percent of Jiangsu Mueller–Xingrong Copper Industries Limited (Mueller-Xingrong), 25 percent of Ruby Hill Mining Company, and 19 percent of Richmond-Eureka Mining Company. Prior to its sale in 2006, the Company accounted for its minority investment in Conbraco Industries, Inc. (Conbraco) on the equity method.

Revenue Recognition

Revenue is recognized when title passes to the customer either when products are shipped, provided collection is determined to be probable and no significant obligations remain for the Company, or upon the terms of the sale. Estimates for future rebates on certain product lines, product returns, and bad debts are recognized in the period which the revenue is recorded. The cost of shipping product to customers is expensed as incurred as a component of cost of goods sold.

Cash Equivalents

Temporary investments with original maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 30, 2006 and December 31, 2005, temporary investments consisted of money market mutual funds, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $182.8 million and $123.7 million, respectively.

Allowance for Doubtful Accounts

The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filings or substantial down-grading of credit ratings), it records a reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (e.g., greater than expected defaults or an unexpected material change in a major customer's ability to meet its financial obligations), the Company's estimate of the recoverability of amounts due could be changed by a material amount.

Inventories

The Company's inventories are valued at the lower of cost or market. The material component of its U.S. copper tube and copper fittings inventories is valued on a last-in, first-out (LIFO) basis. Other inventories, including the non-material components of U.S. copper tube and copper fittings, are valued on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs, and manufacturing overhead.

Elements of cost in finished goods inventory in addition to the cost of material include depreciation, amortization, utilities, consumable production supplies, maintenance, production, wages and transportation costs. In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, *Inventory Costs*, which specifies that certain abnormal costs must be recognized as current period charges. This Statement, which was effective for inventory costs incurred after September 1, 2005, did not materially affect the Company's results of operations or financial position.

The market price of copper cathode and scrap are subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation of buildings, machinery, and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and five to 20 years for machinery and equipment. Leasehold improvements are amortized over the lesser of their useful life or the remaining lease term. Repairs and maintenance are expensed as incurred.

The Company evaluates the carrying value of property, plant and equipment whenever a change in circumstances indicates that the carrying value may not be recoverable from the undiscounted future cash flows from operations. If an impairment exists, the net book values are reduced to fair values as warranted.

Goodwill

Goodwill represents cost in excess of fair values assigned to the underlying net assets of acquired businesses. Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is subject to impairment testing which compares carrying values to fair values and, when appropriate, the carrying value of these assets is required to be reduced to fair value. The Company performs its annual impairment assessment as of the first day of the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. For testing purposes, the Company uses components of its reporting segments; components of a segment having similar economic characteristics are combined. No impairment loss resulted from the 2006, 2005 or 2004 annual tests performed under SFAS No. 142; however, as discussed in Note 4, an impairment charge was recognized in the first quarter of 2004. There can be no assurance that additional goodwill impairment will not occur in the future.

Self Insurance Accruals

The Company is primarily self insured for workers' compensation claims and benefits paid under employee health care programs. Accruals are primarily based on estimated undiscounted cost of claims, which includes incurred-but-not-reported claims and are classified as accrued wages and other employee costs.

Environmental Reserves and Environmental Expenses

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants; internal analyses of clean-up costs, ongoing monitoring costs, and estimated legal fees; communications with regulatory agencies; and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to certain non-operating properties are included in other income, net on the Consolidated Statements of Income.

Earnings Per Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method. Approximately 330,000 stock options were excluded from the computation of diluted earnings per share at December 30, 2006 as the options' exercise price was higher than the average market price of the Company's stock.

Income Taxes

Deferred tax assets and liabilities are recognized on the difference between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (R), *Share-Based Payment*, and began recognizing compensation expense in its Consolidated Statements of Income as a selling, general, and administrative expense, for its stock option grants based on the fair value of the awards. Prior to January 1, 2006, the Company accounted for stock option grants under the recognition and measurement provisions of APB Opinion 25, *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*. No stock-based compensation expense was reflected in net income prior to adopting SFAS No. 123 (R) as all options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant.

Concentrations of Credit and Market Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas and different industries, including HVAC, plumbing, refrigeration, hardware, automotive, OEMs, and others.

The Company minimizes its exposure to base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

The Company's historical experience in collection of accounts receivable falls within the recorded allowances. Due to these factors, no additional credit risk, beyond amounts provided for collection losses, is believed inherent in the Company's accounts receivable.

Derivative Instruments and Hedging Activities

The Company has utilized forward contracts to manage the volatility related to purchases of copper and natural gas, and certain transactions denominated in foreign currencies. In addition, the Company has reduced its exposure to increases in interest rates by entering into an interest rate swap contract. These contracts have been designated as cash flow hedges. The Company also utilized forward contracts to protect the value of a portion of its copper inventory on hand at December 30, 2006. This contract has been designated as a fair value hedge. The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 requires that an entity recognize all derivatives, as defined, as either assets or liabilities measured at fair value. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized as a component of comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Gains and losses recognized by the Company related to the ineffective portion of its hedging instruments, as well as gains and losses related to the portion of the hedging instruments excluded from the assessment of hedge effectiveness, were not material to the Company's Consolidated Financial Statements. Should these contracts no longer meet hedge criteria in accordance with SFAS No. 133, either through lack of effectiveness or because the hedged transaction is not probable of occurring, all deferred gains and losses related to the hedge will be immediately reclassified from accumulated other comprehensive income into earnings.

At December 30, 2006, the Company held open forward contracts to purchase approximately $5.9 million of copper over the next seven months related to fixed-price sales orders. The Company also held open forward contracts to sell approximately $14.3 million of copper in March 2007 related to the price risk of inventory on hand. Also, the Company held open forward commitments to purchase approximately $0.6 million of natural gas in the next three months.

The Company primarily executes derivative contracts with major financial institutions. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the fair value of the contract plus the unpaid portion of amounts due to the Company pursuant to terms of the derivative instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company. As a result, management considers the risk of counterparty default to be minimal.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturity of these instruments. Primarily using market yields, the fair value of the Company's debt instruments were estimated to be $320.7 million and $298.0 million at December 30, 2006 and December 31, 2005, respectively. The fair value of the Company's interest rate swap contract was approximately $0.1 million at December 30, 2006 and approximately $0.2 million at December 31, 2005. This value represents the estimated amount the Company would need to pay if the contract was terminated before maturity, principally resulting from market interest rate decreases. The fair value of committed forward contracts to purchase copper and natural gas was $(0.6) million and $(0.3) million, respectively at December 30, 2006. The fair value of the forward contract to sell copper was $2.5 million at December 30, 2006. The Company estimates the fair value of contracts by obtaining quoted market prices.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Foreign Currency Translation

For foreign subsidiaries, the functional currency is the local currency. Balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included in stockholders' equity as a component of comprehensive income. Transaction gains and losses included in the Consolidated Statements of Income were not significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of December 31, 2006 (the first day of fiscal 2007), as required. The cumulative effect of adopting FIN 48 will be recorded as a change to opening retained earnings in the first quarter of 2007. The Company has not completed the process of evaluating the impact that the adoption of FIN 48 will have on its Consolidated Financial Statements.

The FASB has issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. The Company is required to adopt the provisions of this statement in the first quarter of fiscal 2008. Management is reviewing the potential effects of this statement; however, it does not expect the adoption of SFAS No. 157 to have a material impact on the Company's Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*. SFAS No. 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of those plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 30, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on the Company's financial condition at December 30, 2006 has been included in the accompanying consolidated financial statements. SFAS No. 158 did not have an effect on the Company's Consolidated Balance Sheet in any prior period. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position has not yet been adopted as it is required for fiscal years ending after December 15, 2008. See Note 9 for further discussion of the effect of the adoption of SFAS No. 158 on the Company's consolidated financial statements.

Reclassifications

Certain amounts in the prior years' Consolidated Financial Statements have been reclassified to conform to the current year presentation.

General

The years ended December 30, 2006, December 31, 2005, and December 25, 2004 contained 52, 53, and 52 weeks, respectively.

Note 2 – Inventories

(In thousands)	2006	2005
Raw material and supplies	$ 48,265	$ 42,333
Work-in-process	40,209	24,610
Finished goods	188,457	133,874
Valuation reserves	(18,284)	(3,830)
Inventories	$ 258,647	$ 196,987

Inventories valued using the LIFO method totaled $32.6 million at December 30, 2006 and $33.5 million at December 31, 2005. At December 30, 2006 and December 31, 2005, the approximate FIFO cost of such inventories was $143.1 million and $87.8 million respectively. During the fourth quarter of 2006 certain inventories valued using the FIFO method and certain firm commitments to purchase inventories were written down to the lower of cost or market. The write down of approximately $14.2 million, or 26 cents per diluted share after tax, resulted from the open market price of copper falling below the inventories' net book value.

Note 3 – Property, Plant, and Equipment, Net

(In thousands)	2006	2005
Land and land improvements	$ 12,481	$ 11,881
Buildings	101,046	93,013
Machinery and equipment	535,373	504,075
Construction in progress	15,430	7,098
	664,330	616,067
Less accumulated depreciation	(349,266)	(309,021)
Property, plant, and equipment, net	$ 315,064	$ 307,046

Note 4 – Goodwill

The changes in the carrying amount of goodwill were as follows:

(In thousands)	Plumbing & Refrigeration Segment	OEM Segment	Total
Balance at December 25, 2004	$ 128,115	$ 8,500	$ 136,615
Goodwill resulting from acquisitions during the year	11,174	-	11,174
Adjustments to the fair value of businesses acquired during 2004	1,589	-	1,589
Contingent earn-out payments	3,000	353	3,353
Foreign currency translation adjustment	(560)	-	(560)
Balance at December 31, 2005	143,318	8,853	152,171
Goodwill resulting from acquisitions during the year	-	1,118	1,118
Foreign currency translation adjustment	2,364	-	2,364
Balance at December 30, 2006	$ 145,682	$ 9,971	$ 155,653

During 2004, the Company recognized a $3.9 million non-cash impairment charge related to Overstreet-Hughes, Co., Inc. and reduced its goodwill by $2.3 million and its carrying cost in long-lived assets by $1.6 million, its best estimate of fair value. This estimate was determined based on a discounted cash flow method.

Note 5 – Long-Term Debt

(In thousands)	2006	2005
6% Subordinated Debentures, due 2014	$ 297,688	$ 299,492
2001 Series IRBs with interest at 6.63%, due 2021	10,000	10,000
Mueller-Xingrong line of credit with interest at 5.47%, due 2007	27,737	-
Other, including capitalized lease obligations	8,727	6,698
	344,152	316,190
Less current portion of long-term debt	(35,998)	(4,120)
Long-term debt	$ 308,154	$ 312,070

On October 26, 2004, as part of a Special Dividend, the Company issued $299.5 million in principal amount of its 6% Subordinated Debentures (the Debentures) due November 1, 2014. Interest on the Debentures is payable semi-annually on May 1 and November 1. The Company may repurchase the Debentures through open market transactions or through privately negotiated transactions. During 2006 the Company repurchased through open market transactions and extinguished $1.8 million in principal amount of its Debentures. The Debentures may be redeemed in whole at any time or in part from time to time at the option of the Company at the following redemption price (expressed as a percentage of principal amount) plus any accrued but unpaid interest to, but excluding, the redemption date:

If redeemed during the 12-month period beginning October 26,

Year	Redemption Price
2006	103%
2007	102
2008	101
2009 and thereafter	100

On December 1, 2006, the Company executed a Credit Agreement (the Agreement) with a syndicate of banks establishing an unsecured $200 million revolving credit facility (the Credit Facility) which matures December 1, 2011. Borrowings under the Credit Facility bear interest, at the Company's option, at LIBOR plus a variable premium or the greater of Prime or the Federal Funds rate plus 0.5 percent. LIBOR advances may be based upon the one, two, three, or six-month LIBOR. The variable premium over LIBOR is based on certain financial ratios, and can range from 27.5 to 67.5 basis points. At December 30, 2006, the premium was 50.0 basis points. Additionally, a facility fee is payable quarterly on the total commitment and varies from 10.0 to 20.0 basis points based upon the Company's capitalization ratio. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which are used to secure the Company's payment of insurance deductibles and certain retiree health benefits, totaling approximately $10.8 million at December 30, 2006. Terms of the letters of credit are generally one year but are renewable annually as required. There were no borrowings outstanding as of December 30, 2006.

Borrowings under the Agreement require the Company, among other things, to meet certain minimum financial ratios. At December 30, 2006, the Company was in compliance with all debt covenants.

On April 4, 2006, Mueller-Xingrong, the Company's majority owned subsidiary, entered into a Credit Agreement with a syndicate of four banks establishing a secured RMB 320 million, or $39.9 million USD, revolving working capital credit facility (the JV Credit Facility) which matures in April 2007. Proceeds from the JV Credit Facility were used to pay-off amounts outstanding under an existing bridge loan facility. Borrowings under the JV Credit Facility are secured by the real property and equipment of Mueller-Xingrong and bear interest at 98 percent of the latest base-lending rate published by the Peoples Bank of China (currently 5.47 percent).

Aggregate annual maturities of the Company's debt are $36.0 million, $0.1 million, $0.1 million, $0.1 million, and $0.8 million for the years 2007 through 2011 respectively. Interest paid in 2006, 2005, and 2004 was $20.4 million, $19.0 million, and $1.1 million respectively. No interest was capitalized in 2006, 2005, or 2004.

Note 6 – Stockholders' Equity

On October 26, 2004, the Company distributed a Special Dividend consisting of $6.50 in cash and $8.50 in principal amount of the Company's 6% Subordinated Debentures due 2014 for each share of Common Stock. Additionally, the Company paid regular quarterly cash dividends of 10 cents per share per quarter in 2006, 2005 and 2004.

The Company's Board of Directors has authorized the repurchase, until October 2007, of up to 10 million shares of the Company's Common Stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 30, 2006, the Company had repurchased approximately 2.4 million shares under this authorization.

Components of accumulated other comprehensive income (loss) are as follows:

(In thousands)	2006	2005
Cumulative foreign currency translation adjustment	$ 25,314	$ 6,154
Minimum pension liability, net of income tax	-	(14,984)
Unrecognized prior service cost, net of income tax	(856)	-
Unrecognized actuarial net loss, net of income tax	(11,582)	-
Unrealized derivative losses, net of income tax	(373)	(18)
Accumulated other comprehensive income (loss)	$ 12,503	$ (8,848)

The Company adopted the recognition and disclosure provisions of SFAS No. 158 on December 30, 2006. Pursuant to the adoption of SFAS No. 158, unrecognized prior service costs and actuarial gains and losses are recognized in accumulated other comprehensive income, net of tax. Additionally, subsequent to the adoption of SFAS No. 158, minimum pension liabilities are no longer recognized. See Note 9 for addition information regarding the effect of the adoption of SFAS No. 158.

During 2006, the increase in cumulative foreign currency translation adjustment relates to (i) Mueller-Xingrong, the Company's Chinese joint venture formed in December 2005, (ii) the increase in value of British pound sterling of approximately 14 percent, and (iii) the tax effect of certain intercompany transactions of approximately $1.5 million, partially offset by the decrease in value of the Mexican peso of approximately 1.5 percent.

During 2005, the reduction in cumulative foreign currency translation adjustment relates to the decrease in value of British pound sterling of approximately 10.4 percent plus the tax effect of certain intercompany transactions of approximately $1.7 million, partially offset by the increase in value of the Mexican peso of approximately 3.7 percent.

Note 7 – Income Taxes

The components of income from continuing operations before income taxes, after consideration of minority interest, were taxed under the following jurisdictions:

(In thousands)	2006	2005	2004
Domestic	$ 188,919	$ 114,735	$ 110,913
Foreign	14,660	9,470	4,445
Income from continuing operations before income taxes	$ 203,579	$ 124,205	$ 115,358

Income tax expense attributable to continuing operations consists of the following:

(In thousands)

	2006	2005	2004
Current tax (benefit) expense:			
Federal	$ 69,119	$ 42,811	$ 30,920
Foreign	5,460	499	642
State and local	(530)	1,233	1,669
Current tax expense	74,049	44,543	33,231
Deferred tax (benefit) expense:			
Federal	(10,544)	(7,570)	3,020
Foreign	(4,504)	(280)	(182)
State and local	(4,291)	(1,706)	(127)
Deferred tax (benefit) expense	(19,339)	(9,556)	2,711
Income tax expense	$ 54,710	$ 34,987	$ 35,942

No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. It is not practicable to compute the potential deferred tax liability associated with these undistributed foreign earnings.

The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income from continuing operations before income taxes, after consideration of minority interest, is reconciled as follows:

(In thousands)

	2006	2005	2004
Expected income tax expense	$ 71,253	$ 43,471	$ 40,375
State and local income tax, net of federal benefit	1,947	316	1,160
Change in estimate for state deferred taxes	(4,137)	(1,129)	-
Foreign income taxes	(2,297)	(975)	(652)
Valuation allowance	(3,526)	(1,962)	(2,605)
Adjustment for correction of prior year tax provision	-	(2,862)	-
U. S. manufacturers deduction	(2,355)	(1,015)	-
Tax contingency changes related to transfer pricing	(3,321)	-	-
Other, net	(2,854)	(857)	(2,336)
Income tax expense	$ 54,710	$ 34,987	$ 35,942

A foreign income tax holiday is in effect for 2006 and 2007, resulting in a $0.9 million tax benefit in 2006, or 2 cents per diluted share. For 2008 through 2010, the foreign jurisdiction will impose a reduced tax rate.

The Company has recorded tax contingency reserves of $6.1 million as of December 30, 2006 and $11.9 million as of December 31, 2005 related to transfer pricing and other miscellaneous risks. During 2006, the Company recorded a $3.3 million state benefit net of federal effects, or 9 cents per diluted share, to reduce the tax contingency reserves related to a change in estimate regarding certain transfer pricing risks.

During 2006, due to a court ruling and other factors, the Company revised estimates of the future realization of certain state income tax credits and net operating loss (NOL) carryforwards. Prior to 2006, the gross deferred tax asset and related valuation allowance for these credit and NOL carryforwards were not recognized in the Consolidated Balance Sheets. As a result of the factors mentioned above, the Company recognized $29.0 million in gross deferred tax assets, related to state income tax credit and NOL carryforwards during 2006. The gross deferred tax asset was reduced by a valuation allowance of $24.9 million, for a net benefit of $4.1 million net of federal effects, or 11 cents per diluted share. The estimates related to the future realization of the state tax credit and NOL carryforwards are highly subjective and could be affected by changes in business conditions and the feasibility of tax planning strategies. Changes in any of these factors could have a material impact on future income tax expense.

Tax expense in 2006 was reduced by $2.9 million due to the release of the remaining valuation allowance associated with the NOL carryforward in the U.K. Tax expense in 2005 was reduced by $2.5 million due to reductions in valuation allowance related primarily to the NOL carryforward in the U.K.

The 2005 adjustment of $2.9 million, or 8 cents per diluted share, to correct the prior year income tax provision is immaterial to the results of operations and financial condition for 2005 as well as the prior affected years.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)

	2006	2005
Deferred tax assets:		
Accounts receivable	$ 2,560	$ 1,864
Inventories	8,184	7,267
Pension, OPEB, and accrued items	19,619	11,769
Other reserves	7,139	5,762
Foreign NOL carryforwards	2,589	4,212
Interest	3,560	2,664
Foreign tax credit carryforwards	4,566	-
State tax credit and NOL carryforwards	29,037	-
Other	1,992	653
Total deferred tax assets	79,246	34,191
Less valuation allowance	(24,900)	(3,612)
Deferred tax assets, net of valuation allowance	54,346	30,579
Deferred tax liabilities:		
Property, plant, and equipment	66,792	70,724
Foreign withholding tax	1,658	1,460
Other	3,919	2,439
Total deferred tax liabilities	72,369	74,623
Net deferred tax liability	$ (18,023)	$ (44,044)

As of December 30, 2006, the Company had state income tax credit carryforwards of $6.0 million expiring from 2008 to 2017 and $33.4 million with unlimited lives. Also as of December 30, 2006, the Company had state NOL carryforwards available to offset income of $51.2 million, with various expirations ranging from 2007 to 2025; foreign tax credit carryforwards of $4.6 million expiring from 2013 to 2015; and foreign NOL carryforwards available to offset income of $8.6 million with unlimited lives.

Income taxes paid were approximately $73.2 million in 2006, $34.5 million in 2005, and $5.0 million in 2004.

During 2006, the Internal Revenue Service concluded an examination of the Company's federal income tax returns for years 2004, 2003, and 2002. The results of the examination did not have a material effect on the Consolidated Financial Statements. The Company is also being examined by various state taxing authorities for tax periods from 2002 through 2005. While the Company believes that it is adequately reserved for possible audit adjustments, the final resolution of these examinations cannot be determined at this time and could result in final settlements that differ from current estimates.

Note 8 – Other Current Liabilities

Included in other current liabilities were accrued discounts and allowances of $51.1 million at December 30, 2006 and $51.8 million at December 31, 2005, and taxes payable of $14.8 million at December 30, 2006 and $23.6 million at December 31, 2005.

Note 9 – Employee Benefits

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. In August 2006, the Pension Protection Act of 2006 was passed. The effect of this legislation on the Company's pension plans was not material.

On December 30, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status of its pension and postretirement plans in the December 30, 2006 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains and losses and unrecognized prior service costs remaining from the application of SFAS No. 87, all of which were previously netted against the plans' funded status in the Company's statement of financial position pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The adoption of the provisions of SFAS No. 158 resulted in a decrease in other assets of $1.2 million, an increase in pension liabilities of $0.2 million, an increase in postretirement benefits other than pensions of $3.3 million, an increase in deferred tax assets of $1.5 million, and a decrease to accumulated other comprehensive income of $3.2 million. The adoption of SFAS No. 158 had no effect on the Company's Consolidated Statement of Income for the year ended December 30, 2006, or for any prior period presented, and it will not effect the Company's operating results in future periods. Had the Company not been required to adopt SFAS No. 158 at December 30, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional liability before the adoption of SFAS No. 158 is presented in the Consolidated Statement of Stockholders' Equity for the year ended December 30, 2006.

Included in accumulated other comprehensive income at December 30, 2006 are the following amounts that have not yet been recognized in net periodic benefit cost: unrecognized prior service costs of $1.4 million, or $0.9 million net of tax and unrecognized actuarial net losses of $16.7 million, or $11.6 million net of tax. The unrecognized prior service cost and unrecognized actuarial net loss included in accumulated other comprehensive income and expected to be recognized in net periodic benefit cost during the year ending December 29, 2007 is $0.5 million, or $0.3 million net of tax, and $0.7 million, or $0.5 million net of tax, respectively.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets over the two-year period ending December 30, 2006, and a statement of the plans' funded status as of December 30, 2006 and December 31, 2005:

(In thousands)

	Pension Benefits		Other Benefits	
	2006	2005	2006	2005
Change in benefit obligation:				
Obligation at beginning of year	$ 149,773	$ 144,216	$ 11,599	$ 10,800
Service cost	2,104	2,150	7	7
Interest cost	8,419	8,095	641	632
Participant contributions	549	493	-	-
Plan amendments	-	-	-	200
Actuarial loss	3,351	8,589	108	658
Benefit payments	(7,191)	(7,141)	(923)	(698)
Settlement	(373)	(68)	-	-
Foreign currency translation adjustment	8,806	(6,561)	-	-
Obligation at end of year	$ 165,438	$ 149,773	$ 11,432	$ 11,599
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 134,294	$ 125,824	$ -	$ -
Actual return on plan assets	17,169	17,704	-	-
Employer contributions	2,343	1,924	923	698
Participant contributions	549	493	-	-
Benefit payments	(7,191)	(7,141)	(923)	(698)
Settlement	(379)	(68)	-	-
Foreign currency translation adjustment	6,257	(4,442)	-	-
Fair value of plan assets at end of year	$ 153,042	$ 134,294	$ -	$ -
Funded status:				
Funded (underfunded) status at end of year	$ (12,396)	$ (15,479)	$ (11,432)	$ (11,599)
Unrecognized prior service cost	1,247	2,198	111	120
Unrecognized actuarial net loss	13,426	15,756	3,231	3,302
Net amount recognized	$ 2,277	$ 2,475	$ (8,090)	$ (8,177)

Subsequent to the adoption of SFAS No. 158, the unrecognized prior service cost and the unrecognized actuarial net loss are recognized in accumulated other comprehensive income, net of income tax. Additionally, SFAS No. 158 requires that the aggregate statuses of all overfunded plans be recognized as an asset and the aggregate statuses of all underfunded plans be recognized as a liability in the Consolidated Balance Sheets. The amounts recognized as a liability are classified as current or long-term on a plan-by-plan basis. Liabilities are classified as current to the extent the actuarial present value of benefits payable within the next 12 months exceed the fair value of plan assets, with all remaining amounts being classified as long-term. The unrecognized service costs and unrecognized actuarial net loss are recognized in accumulated other comprehensive income.

Subsequent to the adoption of SFAS No. 158, the net funded status of the plans was recognized in the Consolidated Balance Sheet as follows as of December 30, 2006:

(In thousands)

	Pension Benefits	Other Benefits
Long-term asset	$ 7,279	$ -
Current liability	-	(924)
Long-term liability	(19,675)	(10,508)
Net funded status	$ (12,396)	$ (11,432)

The following table provides the amounts recognized in the Consolidated Balance Sheet as of December 31, 2005 under the provisions of SFAS No. 87 prior to the adoption of SFAS No. 158:

(In thousands)

	Pension Benefits	Other Benefits
Prepaid benefit cost	$ 8,555	$ -
Accrued benefit liability	(21,414)	(8,177)
Accumulated other comprehensive income	15,334	-
Net amount recognized	$ 2,475	$ (8,177)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $78.1 million, $75.2 million, and $58.3 million, respectively, as of December 30, 2006, and $65.7 million, $64.3 million, and $45.3 million, respectively, as of December 31, 2005. The Company sponsors one pension plan in the U.K. which comprises 45 percent of the above benefit obligation and 37 percent of the plan assets as of December 30, 2006.

The components of net periodic benefit cost are as follows:

(In thousands)

	2006	2005	2004
Pension benefits:			
Service cost	$ 2,104	$ 2,150	$ 1,972
Interest cost	8,419	8,095	7,972
Expected return on plan assets	(10,619)	(9,711)	(9,125)
Amortization of prior service cost	373	372	373
Amortization of net loss	1,112	919	963
Effect of curtailment and settlements	704	25	-
Net periodic benefit cost	$ 2,093	$ 1,850	$ 2,155
Other benefits:			
Service cost	$ 7	$ 7	$ 5
Interest cost	641	632	649
Amortization of prior service cost	8	8	(8)
Amortization of net loss	179	130	142
Net periodic benefit cost	$ 835	$ 777	$ 788

During 2006, the Company amended a collective bargaining agreement which froze the accrual of future benefits related to one of its pension plans. This resulted in a curtailment loss of $0.6 million during the period.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the measurement of the Company's benefit obligations are as follows:

	Pension Benefits		Other Benefits	
	2006	2005	2006	2005
Discount rate	5.40%	5.59%	5.75%	6.00%
Expected return on plan assets	7.83%	7.94%	N/A	N/A
Rate of compensation increases	4.00%	4.00%	N/A	N/A

The weighted average assumptions used in the measurement of the Company's net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	5.59%	5.91%	6.08%	6.00%	6.00%	6.25%
Expected return on plan assets	7.94%	8.06%	8.07%	N/A	N/A	N/A
Rate of compensation increases	4.00%	4.50%	4.25%	N/A	N/A	N/A

Only one pension plan uses the rate of compensation increase in its benefit formula. All other pension plans are based on length of service. The measurement date for the majority of the plans is November 30.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 6.6 to 8.4 percent for 2006, gradually decrease to 4.5 percent for 2011, and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $0.9 million and the service and interest cost components of net periodic postretirement benefit costs by $0.1 million for 2006. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit costs for 2006 by $0.9 million and $0.1 million, respectively.

The weighted average asset allocation of the Company's pension fund assets are as follows:

	Pension Plan Assets	
Asset category	2006	2005
Equity securities (includes equity index funds)	78 %	80 %
Fixed income securities	7	6
Cash and equivalents	5	3
Alternative investments	10	11
	100 %	100 %

At December 30, 2006, the Company's target allocation, by asset category, of assets of its defined benefit pension plans is: (i) equity securities, including equity index funds – at least 60%; (ii) fixed income securities – not more than 25%; and (iii) alternative investments – not more than 20%.

The Company's pension plan obligations are long-term in nature and, accordingly, the plan assets are invested for the long-term. The Company believes that a diversified portfolio of equity securities (both actively managed and index funds) and private equity funds have an acceptable risk-return profile that, over the long-term, is better than fixed income securities. Consequently, the pension plan assets are heavily weighted to equity investments. Plan assets are monitored periodically. Based upon results, investment managers and/or asset classes are redeployed when considered necessary. Expected rates of return on plan assets were determined based on historical market returns giving consideration to the composition of each plan's portfolio. None of the plans' assets are expected to be returned to the Company during the next fiscal year.

The plans' assets do not include investment in securities issued by the Company. The Company expects to contribute approximately $2.5 million to its pension plans and $0.9 million to its other postretirement benefit plans in 2007. The Company expects future benefits to be paid from the plans as follows:

(In thousands)

	Pension Benefits	Other Benefits
2007	$ 8,049	$ 924
2008	7,824	939
2009	8,020	954
2010	7,967	966
2011	8,155	973
2012-2016	44,649	4,068
Total	$ 84,664	$ 8,824

The Company sponsors voluntary employee savings plans that qualify under Section 401(k) of the Internal Revenue Code of 1986. Compensation expense for the Company's matching contribution to the 401(k) plans was $2.4 million in 2006, $2.2 million in 2005, and $2.0 million in 2004. The Company's match is a cash contribution. Participants direct the investment of their account balances by allocating among a range of asset classes including mutual funds (equity, fixed income, and balanced funds), and money market funds. The plans do not offer direct investment in securities issued by the Company.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of the Company's liability under the Act will vary due to factors which include, among other things, the validity, interpretation, and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability, which totaled $6.1 million in 2006 and in 2005.

The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $0.9 million for 2006, $0.7 million for 2005, and $0.4 million for 2004.

Note 10 – Commitments and Contingencies

The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. For non-operating properties, the Company has provided and charged to income $0.6 million in 2006, $0.6 million in 2005, and $1.0 million in 2004 for pending environmental matters. The basis for the provision is updated information and results of ongoing remediation and monitoring programs. Environmental reserves total $8.9 million in 2006 and $9.1 million in 2005. These estimated future costs, which will be funded in future years as remediation programs progress, are not discounted to their present value, and are not reduced by potential insurance reimbursements. Management believes that the outcome of pending environmental matters will not materially affect the financial position or results of operations of the Company.

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations. Additionally, the Company may realize the benefit of certain legal claims and litigation in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

Beginning in September 2004, the Company has been named as a defendant in several purported class action complaints brought by direct and indirect purchasers alleging anticompetitive activities with respect to the sale of copper tubes in the United States (the Copper Tube Actions). Two such purported class actions were filed in the United States District Court for the Western District of Tennessee (the Federal Actions). The remaining Copper Tube Actions were filed in state courts in Tennessee, California and Massachusetts.

Certain of the Copper Tube Actions purport to address the sale of copper plumbing tube in particular. Plaintiffs' motions to consolidate the Federal Actions and the actions pending in California state court, respectively, have been granted. All of the Copper Tube Actions, which are similar, seek monetary and other relief. Wholly owned Company subsidiaries, WTC Holding Company, Inc., Deno Holding Company, Inc., and Mueller Europe Ltd. (Mueller Europe), are named in all of the Copper Tube Actions, and Deno Acquisition Eurl is currently named in two of the Copper Tube Actions but has not been served with the complaints in those actions. The claims against WTC Holding Company, Inc. and Deno Holding Company Inc. have been dismissed without prejudice in the Copper Tube Actions pending in California and Massachusetts state courts.

In September 2006, the Federal Actions were dismissed as to Mueller Europe for lack of personal jurisdiction. In October 2006, the Federal Actions were dismissed in their entirety for lack of subject matter jurisdiction as to all defendants. Although plaintiffs filed a motion for reconsideration of the dismissal of Mueller Europe, the court has held that such motion was mooted by its dismissal of the case for lack of subject matter jurisdiction. Plaintiffs have filed a motion to alter or amend the judgment dismissing the complaint for lack of subject matter jurisdiction, which remains pending.

The Company's demurrer to the complaint and the Company's motion to dismiss for failure to state a claim have been filed in the state court actions filed in California and Tennessee, respectively. The Company has not yet been required to respond to the complaint in the action pending in Massachusetts state court. Mueller Europe has not yet been required to respond to the complaints in any of the state court actions pending in Tennessee, California or Massachusetts. The courts overseeing the California and Massachusetts state court actions have stayed those actions conditioned upon the parties' submitting periodic status reports on the Federal Actions.

The Company believes that the claims for relief in the Copper Tube Actions are without merit and intends to defend the Copper Tube Actions vigorously.

In March 2006, the Company and Mueller Europe were named in a complaint brought by Carrier Corporation, Carrier S.A., and Carrier Italia S.p.A. alleging anticompetitive activities with respect to the sale of copper tubes used in the manufacturing of air-conditioning and refrigeration units (ACR copper tubes) in the United States and elsewhere (the Carrier Action). The Carrier Action was filed in United States District Court for the Western District of Tennessee.

In addition, beginning in April 2006, the Company has been named as a defendant in several purported class action lawsuits brought by direct and indirect purchasers alleging anticompetitive activities with respect to the sale of ACR copper tubes in the United States and elsewhere (the ACR Class Actions, and with the Carrier Action, the ACR Actions). Two of the ACR Class Actions were filed by indirect purchasers in the United States District Court for the Northern District of California, one of which alleges anticompetitive activities with respect to plumbing tubes as well as ACR copper tubes. Five of the ACR Class Actions (two of which have been consolidated to become the "Indirect ACR Class Actions" and three of which have been consolidated to become the "Direct ACR Class Actions") were filed in the United States District Court for the Western District of Tennessee.

Mueller Europe and the Company are named in all of the ACR Actions. WTC Holding Company, Inc., Deno Holding Company, Inc., and Deno Acquisition Eurl are named in one of the ACR Class Actions filed in the United States District Court for the Northern District of California. Motions to dismiss by the Company and by Mueller Europe are pending in the Carrier Action. The Company and Mueller Europe have been served, but have not yet been required to respond, in the Direct ACR Class Actions and the Indirect ACR Class Actions. The Company, Mueller Europe, WTC Holding Company, Inc., and Deno Holding Company, Inc. have been served, but have not yet been required to respond, in one of the ACR Class Actions filed in the United States District Court for the Northern District of California. Plaintiffs in the second of the ACR Class Actions filed in the United States District Court for the Northern District of California (which addressed only ACR copper tubes) have voluntarily dismissed that action without prejudice.

The Company believes that the claims for relief in the ACR Actions are without merit and intends to defend the ACR Actions vigorously.

Two of the Company's subsidiaries, Mueller Copper Tube Products Inc. and Mueller Copper Tube Company Inc., brought a lawsuit (the Price Manipulation Action) against J.P. Morgan Chase & Co. and Morgan Guaranty Trust Company of New York (collectively Morgan) to recover damages the Company believes it suffered on first purchases of copper cathode resulting from an alleged conspiracy to manipulate the price of copper cathode by Morgan (and certain of its predecessors and affiliates) and others in violation of the federal antitrust laws. The lawsuit was filed on June 12, 2003, in the U.S. District Court for the Western District of Wisconsin. The Company's lawsuit was consolidated with those of certain other first purchasers of copper cathode and rod under the name In re Copper Antitrust Litigation. Although the Price Manipulation Action was dismissed by the district court on March 2, 2004, as barred by the statute of limitations, the U.S. Court of Appeals for the Seventh Circuit, on February 6, 2006, reversed the district court's decision in part and remanded the Price Manipulation Action for further proceedings in the district court. On January 16, 2007, Morgan filed a Motion for Summary Judgment which is now pending before the District Court. Although the Company is unable to predict the likely outcome of the Price Manipulation Action at this time, the Company is prosecuting the case vigorously, and intends to continue to do so in the future.

In June 2006, the Canada Border Services Agency (CBSA) initiated an investigation into the alleged dumping of certain copper pipe fittings from the United States and from South Korea, and the dumping and subsidizing of these same goods from China. The Company and certain affiliated companies were identified by the CBSA as exporters and importers of these goods.

On January 18, 2007, the CBSA issued a final determination in its investigation. The Company was found to have dumped subject goods during the CBSA's investigation period. On February 19, 2007, the Canadian International Trade Tribunal (CITT) concluded that the dumping of the subject goods from the United States had caused injury to the Canadian industry.

As a result, a final anti-dumping duty order issued February 19, 2007, and exports of subject goods to Canada by the Company after this date will be subject to such duties, at various rates, during the five-year term of the order. If future exports are above normal values, however, no anti-dumping duties will be levied.

The Company is assessing the terms of the order. Given the small percentage of its products that are sold for export to Canada, the Company does not anticipate any material adverse effect on its financial condition as a result of the CITT findings. However, its ability to compete in the Canadian market may be impaired.

The Company is aware of an investigation of competition in markets in which it participates, or has participated in the past, in Canada. The Company does not anticipate any material adverse effect on its business or financial condition as a result of that investigation.

On September 22, 2005, the European Commission adopted a statement alleging infringements in Europe of competition rules by manufacturers of copper fittings including the Company and a business in England that it acquired in 1997. The Company took the lead in bringing these copper fitting issues to the attention of the European Commission and has fully cooperated in the resulting investigation from its inception. On September 20, 2006, the European Commission adopted its copper fittings decision, finding infringements in Europe of competition rules by various companies, including the Company and certain of its subsidiaries, and imposing fines on various companies. Neither the Company nor its subsidiaries were assessed any fines.

The Company leases certain facilities and equipment under operating leases expiring on various dates through 2015. The lease payments under these agreements aggregate to approximately $7.1 million in 2007, $4.9 million in 2008, $2.8 million in 2009, $2.3 million in 2010, and $1.6 million in 2011, and $1.8 million thereafter. Total lease expense amounted to $9.4 million in 2006, $9.4 million in 2005, and $7.9 million in 2004.

During 2004, the Company (1) entered into consulting and non-compete agreements (the Consulting Agreements) with Harvey L. Karp, Chairman of the Board, and William D. O'Hagan, Chief Executive Officer, and (2) amended Mr. Karp's employment agreement with the Company. The amendment to Mr. Karp's employment agreement eliminates the three-year rolling term of the agreement and imposes a fixed term ending on December 31, 2007. The Consulting Agreements provide for post-employment services to be provided by Messrs. Karp and O'Hagan for a six-year period. During the first four years of the Consulting Agreements, an annual fee equal to two-thirds of each executive's Final Base Compensation (as defined in the Consulting Agreements) will be payable. During the final two years, the annual fee is set at one-third of each Executive's Final Base Compensation. During the term of the Consulting Agreements, each executive agrees not to engage in Competitive Activity (as defined in the Consulting Agreements) and will be entitled to receive certain other benefits from the Company. The term of Mr. O'Hagan's Consulting Agreement will commence upon the earliest of Mr. O'Hagan's termination of employment by the Company without Cause (as defined in his current employment agreement) upon termination of his employment in connection with a change in control as defined in his current employment agreement or upon his voluntary resignation from employment with the Company for Good Reason (as defined in his current employment agreement). The term of Mr. Karp's Consulting Agreement will commence on the earliest of January 1, 2008 (the day following the end of his fixed employment term); his termination of employment by the Company without Cause (as defined in his employment agreement); or his voluntary resignation for Good Reason (as defined in his employment agreement); or upon termination of his employment in connection with a change in control as defined in his current employment. Based upon the value of the non-compete provisions of the Consulting Agreements, the Company will expense the value of the Consulting Agreements over their term.

Note 11 – Other Income, net

(In thousands)	2006	2005	2004
Rent and royalties	$ 2,068	$ 2,111	$ 1,773
Interest income	6,073	2,306	2,385
(Loss) gain on disposal of properties, net	(2,620)	3,665	5,729
Minority interest in income of subsidiaries	(2,610)	(9)	(43)
Environmental expense	(580)	(556)	(976)
Gain on sale of equity investment	1,876	-	-
Equity in earnings (loss) of unconsolidated subsidiary	964	4,480	(2,026)
Other income, net	$ 5,171	$ 11,997	$ 6,842

Note 12 – Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (R), *Share-Based Payment*, and began recognizing compensation expense for its stock option grants based on the fair value of the awards, classified as a selling, general and administrative expense. Prior to January 1, 2006, the Company accounted for stock option grants under the recognition and measurement provisions of APB Opinion 25, *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation.* No stock-based compensation expense was reflected in net income prior to adopting SFAS No. 123 (R) as all options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123 (R) was adopted using the modified prospective transition method. Under this transition method, compensation cost recognized in the periods after adoption includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123 (R). Results from prior periods have not been restated. As a result of adopting SFAS No. 123 (R), the Company's income from continuing operations before income taxes and income from continuing operations decreased by $2.8 million and $1.8 million, respectively, for the year ended December 30, 2006. Additionally basic and diluted earnings per share decreased by $0.05.

Prior to the adoption of SFAS No. 123 (R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows, as required under existing pronouncements. SFAS No. 123 (R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. The $1.1 million tax benefit classified as cash provided by financing activities in 2006 would have been classified as cash provided by operations under previous guidance.

The following table illustrates the pro forma effect on the prior year's net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company's stock option plans. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option pricing model and is amortized to expense over the options' vesting period.

(In thousands, except per share data)	2005	2004
Net income as reported	$ 92,542	$ 79,416
Deduct: Total stock-based compensation expense determined under a fair value based method, net of related tax effects	(2,360)	(2,114)
SFAS No. 123 pro forma net income	$ 90,182	$ 77,302
Pro forma earnings per share:		
Basic	$ 2.46	$ 2.19
Diluted	$ 2.41	$ 2.09
Earnings per share, as reported:		
Basic	$ 2.53	$ 2.25
Diluted	$ 2.49	$ 2.15

Under existing plans, the Company may grant options to purchase shares of common stock at prices not less than the fair market value of the stock on the date of grant. Generally, the options vest annually in equal increments over a five-year period beginning one year from the date of grant. Any unexercised options expire after not more than ten years. The fair value of each grant is estimated as a single award and amortized into compensation expense on a straight-line basis over its vesting period.

The Company estimates the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing model. The use of this valuation model involves certain assumptions that are judgmental and highly sensitive in the determination of compensation expense including the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, and exercise price. Additionally under SFAS No. 123 (R), forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The forfeiture rate, which is estimated at a weighted average of 3.5 percent of unvested options outstanding as of December 30, 2006, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. Under SFAS No. 123 and APB 25, the Company elected to account for forfeitures when awards were actually forfeited and reflected the forfeitures as a cumulative adjustment to the pro forma expense. The weighted average for key assumptions used in determining the fair value of options granted and a discussion of the methodology used to develop each assumption are as follows:

	2006	2005	2004
Expected term	6.4 years	6.0 years	6.0 years
Expected price volatility	0.269	0.249	0.274
Risk-free interest rate	4.9%	4.5%	3.0%
Dividend yield	1.2%	1.3%	1.3%

Expected term – This is the period of time over which the options granted are expected to remain outstanding. The Company uses the "simplified" method found in the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 to estimate the expected term of stock option grants. An increase in the expected term will increase compensation expense.

Expected price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption. Daily market value changes from the date of grant over a past period representative of the expected term of the options are used. An increase in the expected price volatility rate will increase compensation expense.

Risk-free interest rate – This is the U.S. Treasury rate for the week of the grant, having a term representative of the expected term of the options. An increase in the risk-free rate will increase compensation expense.

Dividend yield – This rate is the annual dividends per share as a percentage of the Company's stock price. An increase in the dividend yield will decrease compensation expense.

The Company generally issues treasury shares when options are exercised. A summary of the stock option activity and related information follows:

(Shares in thousands)	Options	Weighted Average Exercise Price
Outstanding at December 27, 2003	4,125	$ 10.82
Granted	479	20.77
Exercised	(3,247)	5.90
Cancelled	(68)	26.40
Equitable adjustment to outstanding options	493	
Outstanding at December 25, 2004	1,782	18.78
Granted	460	30.02
Exercised	(283)	18.04
Cancelled	(47)	24.45
Outstanding at December 31, 2005	1,912	21.49
Granted	355	35.11
Exercised	(414)	18.60
Cancelled	(141)	26.96
Outstanding at December 30, 2006	1,712	24.56

At December 30, 2006, the aggregate intrinsic value of all outstanding options was $12.3 million with a weighted average remaining contractual term of 6.9 years, of which 678,433 of the outstanding options are currently exercisable with an aggregate intrinsic value of $7.6 million, a weighted average exercise price of $20.56, and a weighted average remaining contractual term of 5.4 years. The total intrinsic value of options exercised during 2006 was $5.7 million. The total compensation expense at December 30, 2006 related to non-vested awards not yet recognized was $7.2 million with an average expense recognition period of 3.5 years.

Under the Company's 1994 Non-Employee Director Stock Option Plan, each member of the Company's Board of Directors who is neither an employee nor an officer of the Company is automatically granted each year on the date of the Company's Annual Meeting of Stockholders, without further action by the Board, an option to purchase 2,000 shares of Common Stock at the fair market value of the Common Stock on the date the option is granted. As of December 30, 2006, options to purchase 54,232 shares of Common Stock were outstanding under this Plan and 21,588 options are available under the Plan for future issuance.

During 2006, the Board and shareholders approved an amendment and restatement of the 2002 Stock Option Plan, which, among other things, increased the number of shares available for issuance by 1.0 million shares. Shares available for future employee grants were approximately 0.8 million at December 30, 2006.

Mr. Harvey L. Karp, Chairman of the Company's Board of Directors, exercised options to purchase 2.4 million shares of Company stock during 2004. As provided in Mr. Karp's option agreement, the Company withheld the number of shares, at fair market value, sufficient to cover the minimum withholding taxes incurred by the exercise. These shares withheld have been classified as acquisition of treasury stock in the Company's Consolidated Financial Statements.

Note 13 – Acquisitions and Investments

In December 2005, two subsidiaries of the Company received a business license from a Chinese industry and commerce authority, establishing a joint venture with Jiangsu Xingrong Hi-Tech Co., Ltd. and Jiangsu Baiyang Industries Ltd. The joint venture, in which the Company holds a 50.5 percent interest, produces inner groove and smooth tube in level-wound coils, pancake coils, and straight lengths, primarily to serve the Chinese domestic OEM air-conditioning market as well as to complement the Company's U.S. product line. The joint venture is located primarily in Jintan City, Jiangsu Province, China. The joint venture entity is named Jiangsu Mueller-Xingrong Copper Industries Limited. In December 2005, the Company contributed $7.0 million cash investment to the venture. During the first quarter of 2006 the Company contributed an additional $12.4 million, which completed its initial planned cash investment. Non-cash contributions from the other joint venture parties included long-lived assets of approximately $5.3 million in December 2005 and $8.5 million during the first quarter of 2006. The results of operations of this joint venture are reported in the OEM segment and are included in the Company's Consolidated Financial Statements from January 1, 2006.

On August 15, 2005, the Company acquired 100 percent of the outstanding stock of KX Company Limited (Brassware). Brassware, located in Witton, Birmingham, England is an import distributor of plumbing and residential heating products with annual sales of approximately $48 million to plumbers' merchants and builders' merchants in the U.K. and Ireland. The cost of the acquired business, including cash of $10.6 million plus $1.8 million of notes issued, totaled $12.4 million. The total estimated fair value of assets acquired was approximately $17.6 million, consisting primarily of receivables of $8.4 million, inventory of $6.4 million and property and equipment of $1.5 million. The total estimated fair value of liabilities assumed was approximately $16.4 million, consisting primarily of notes payable of $8.3 million and trade payables and other current liabilities of $8.1 million. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed of $11.2 million was allocated to goodwill of the Plumbing & Refrigeration Segment as this acquisition will broaden the Company's product line in the U.K.

On December 14, 2004, the Company acquired shares in seven companies and the inventory of another company (collectively Mueller Comercial S.A.) for an aggregate of $42.3 million, subject to closing adjustments, including $3.0 million for a contingent earn-out payment, which was paid during 2006. These operations consist of pipe nipple manufacturing in Mexico and import distribution businesses including product lines of malleable iron fittings and other plumbing specialties. The combined sales of Mueller Comercial S.A. are approximately $60 million annually.

On August 27, 2004, the Company acquired 100 percent of the outstanding stock of Vemco Brasscapri Limited (Vemco). Vemco, located in Wellington, Somerset, England, is an import distributor of plumbing products with annual sales of approximately $26 million to plumbers' merchants and builders' merchants throughout the U. K. Total consideration paid at closing was approximately $14.6 million.

These acquisitions were accounted for using the purchase method of accounting. Therefore, the results of operations of the acquired businesses were included in the Company's Consolidated Financial Statements from their respective acquisition dates. The purchase price for these acquisitions, which was financed by available cash balances, has been allocated to the assets and liabilities of the acquired businesses based on their respective fair market values.

The total fair value of assets acquired in 2004 was $80.9 million, consisting primarily of receivables of $20.7 million, inventories of $18.9 million, and properties of $8.4 million. The fair value of liabilities assumed in 2004 was $22.3 million, consisting primarily of $8.3 million of notes payable and $14.0 million of accounts payable and other current liabilities. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed of $33.0 million was allocated to goodwill of the Plumbing & Refrigeration Segment as these acquisitions will broaden the Company's product line in the U.K. and Mexico and should provide opportunities to leverage our manufacturing operations. The Mueller Comercial purchase price allocation was finalized in 2005. The impact of the final allocation was a reduction in the fair value of the net assets acquired of $1.3 million, primarily from a reduction in the fair value of property, plant and equipment based on an appraisal of the long-lived assets as well as certain purchase price adjustments refunded by the Seller. The net result of these adjustments to the preliminary purchase price allocation was to increase goodwill related to Mueller Comercial by approximately $4.3 million. Goodwill is not deductible for tax purposes.

During 2002, the Company acquired an equity interest in Conbraco for $7.3 million in cash; early in 2003, the Company acquired an additional interest for $10.8 million. Conbraco is a manufacturer of flow control products including ball valves, backflow preventers, and plumbing and heating products for commercial and industrial applications. The Company's interest totaled approximately 38 percent of Conbraco's equity at December 31, 2005. This investment was accounted for by the equity method of accounting, and is included in the other assets classification in the Consolidated Balance Sheets. A provision of $2.3 million was recognized in 2004 for certain federal income tax audit exposures of Conbraco. Conbraco settled these tax matters during 2005; consequently, the Company reversed the loss accrual that resulted in a $2.3 million gain in 2005. In 2006 the Company sold its interest in Conbraco for approximately $23.0 million, realizing a pre-tax gain of $1.9 million on the sale.

Note 14 – Discontinued Operations

During 2002, the Company completed the sale of its wholly owned subsidiary, Utah Railway Company. During 2005, the Company recognized a gain of $5.2 million less income tax of $1.9 million upon the settlement of a business interruption claim related to this operation.

Note 15 – Industry Segments

The Company's reportable segments are Plumbing & Refrigeration and OEM. Prior to 2005, the Company disclosed its reportable segments as Standard Products and Industrial Products. Additional operating segments have been recognized following internal reorganizations in 2006 and 2005. For disclosure purposes, as permitted under SFAS No. 131 *Disclosures about Segments of an Enterprise and Related Information*, certain operating segments are aggregated into reportable segments. The Plumbing & Refrigeration segment is composed of Standard Products (SPD), European Operations, and Mexican Operations. The OEM segment is composed of Industrial Products (IPD) and Engineered Products (EPD). These segments are classified primarily by the markets for their products. Performance of segments is generally evaluated by their operating income.

SPD manufactures copper tube and fittings, plastic fittings, and line sets. These products are manufactured in the U.S. Outside the U.S., the Company's European Operations manufacture copper tube, which is sold in Europe and the Middle East. SPD also imports and resells brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products. Mexican Operations consist of pipe nipple manufacturing and import distribution businesses including product lines of malleable iron fittings and other plumbing specialties. The European Operations consist of copper tube manufacturing and the import distribution of fittings, valves, and plumbing specialties primarily in the U.K. and Ireland. The Plumbing & Refrigeration segment's products are sold primarily to plumbing, refrigeration, and air-conditioning wholesalers, hardware wholesalers and co-ops, and building product retailers.

IPD manufactures brass rod, impact extrusions, and forgings as well as a variety of end products including plumbing brass; automotive components; valves and fittings; and specialty copper, copper-alloy, and aluminum tubing. EPD manufactures and fabricates valves and assemblies for the refrigeration, air-conditioning, gas appliance, and barbecue grill markets. These products are sold primarily to OEM customers.

Summarized product line, geographic, and segment information is shown in the following tables. Geographic sales data indicates the location from which products are shipped. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity.

Worldwide sales to one customer in the Plumbing & Refrigeration segment totaled $370.8 million in 2006, $264.2 million in 2005, and $170.1 million in 2004 which represented 15 percent in 2006, 15 percent in 2005 and 12 percent in 2004 of the Company's consolidated net sales. No other customer accounted for more than 10 percent of consolidated net sales.

Net Sales by Major Product Line:

(In thousands)	2006	2005	2004
Tube & fittings	$ 1,428,979	$ 1,060,348	$ 887,132
Valves & plumbing specialties	261,844	211,765	100,307
Brass rod & forgings	499,878	288,559	222,002
OEM components, tube & assemblies	267,452	117,232	119,659
Other	52,759	52,019	49,956
	$ 2,510,912	$ 1,729,923	$ 1,379,056

Geographic Information:

(In thousands)	2006	2005	2004
Net sales:			
United States	$ 1,963,666	$ 1,477,942	$ 1,211,178
United Kingdom	326,047	204,020	144,784
Other	221,199	47,961	23,094
	$ 2,510,912	$ 1,729,923	$ 1,379,056
Long-lived assets:			
United States	$ 356,854	$ 392,097	$ 416,206
United Kingdom	72,978	63,221	61,463
Other	62,881	37,334	30,731
	$ 492,713	$ 492,652	$ 508,400

Segment Information:

(In thousands)	2006	2005	2004
Net sales:			
Plumbing & Refrigeration	$ 1,716,613	$ 1,281,688	$ 1,002,086
OEM	835,339	460,301	392,645
Elimination of intersegment sales	(41,040)	(12,066)	(15,675)
	$ 2,510,912	$ 1,729,923	$ 1,379,056
Depreciation and amortization:			
Plumbing & Refrigeration	$ 28,722	$ 29,393	$ 28,309
OEM	11,754	10,225	11,158
General corporate	1,379	1,240	1,172
	$ 41,855	$ 40,858	$ 40,639
Operating income:			
Plumbing & Refrigeration	$ 197,402	$ 125,502	$ 108,265
OEM	44,764	26,985	20,562
Unallocated expenses	(23,281)	(20,729)	(16,337)
Total operating income	218,885	131,758	112,490
Interest expense	(20,477)	(19,550)	(3,974)
Other income, net	5,171	11,997	6,842
Income from continuing operations before income taxes:	$ 203,579	$ 124,205	$ 115,358
Expenditures for long-lived assets:			
Plumbing & Refrigeration	$ 15,847	$ 20,727	$ 74,536
OEM	24,852	4,915	2,338
	$ 40,699	$ 25,642	$ 76,874
Segment assets:			
Plumbing & Refrigeration	$ 760,147	$ 730,774	$ 699,001
OEM	280,692	197,697	179,926
General corporate	228,068	188,457	92,401
	$ 1,268,907	$ 1,116,928	$ 971,328

Note 16 – Quarterly Financial Information (Unaudited)

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	
2006					
Net sales	$ 551,039	$ 779,663	$ 635,998	$ 544,212	
Gross profit (1)	93,970	142,625	107,052	57,829	(2)
Net income	33,365	58,750	51,579	5,175	
Basic earnings per share	0.91	1.59	1.39	0.14	
Diluted earnings per share	0.90	1.57	1.38	0.14	
Dividends per share	0.10	0.10	0.10	0.10	
2005					
Net sales	$ 401,663	$ 410,506	$ 434,130	$ 483,624	
Gross profit (1)	67,639	64,843	73,616	93,750	(3)
Income from continuing operations	15,208	17,183	21,016	35,811	(4)
Income from discontinued operations, net of tax	-	-	3,324	-	
Net income	15,208	17,183	24,340	35,811	
Basic earnings per share:					
From continuing operations	0.42	0.47	0.57	0.98	
From discontinued operations	-	-	0.09	-	
Basic earnings per share	0.42	0.47	0.66	0.98	
Diluted earnings per share:					
From continuing operations	0.41	0.46	0.57	0.97	
From discontinued operations	-	-	0.09	-	
Diluted earnings per share	0.41	0.46	0.66	0.97	
Dividends per share	0.10	0.10	0.10	0.10	

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.

(2) Fourth quarter of 2006 includes an adjustment to write-down inventories to the lower of cost or market of $14.2 million.

(3) Fourth quarter of 2005 includes liquidation of LIFO inventories of $1.3 million.

(4) Fourth quarter of 2005 includes a benefit of $2.9 million to correct prior year income tax provisions, a benefit of $1.1 million resulting from a change in estimate on deferred state taxes, and a $1.4 million benefit from utilization of foreign NOL's previously reserved.

Note 17 – Subsequent Event (Unaudited)

On February 27, 2007, the Company acquired 100 percent of the outstanding stock of Extruded Metals, Inc. (Extruded) for $32.0 million in cash. Extruded, located in Belding, Michigan, had annual net sales of approximately $350 million in 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Mueller Industries, Inc.

We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 30, 2006 and December 31, 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 30, 2006 and December 31, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Mueller Industries, Inc.'s internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Memphis, Tennessee
February 26, 2007

MUELLER INDUSTRIES, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 30, 2006, December 31, 2005, and December 25, 2004
(In thousands)

	Balance at beginning of year	Additions: Charged to costs and expenses	Additions: Other additions		Deductions	Balance at end of year
2006						
Allowance for doubtful accounts	$ 5,778	$ 1,109	$ 519	(1)	$ 600	$ 6,806
Environmental reserves	$ 9,073	$ 580	$ -		$ 746	$ 8,907
Valuation allowance for deferred tax assets	$ 3,612	$ -	$ 24,814	(2)	$ 3,526	$ 24,900
2005						
Allowance for doubtful accounts	$ 3,925	$ 1,911	$ 165		$ 223	$ 5,778
Environmental reserves	$ 9,503	$ 556	$ (215)	(3)	$ 771	$ 9,073
Valuation allowance for deferred tax assets	$ 12,880	$ 602	$ -		$ 9,870	$ 3,612
2004						
Allowance for doubtful accounts	$ 4,734	$ 1,404	$ 200		$ 2,413	$ 3,925
Environmental reserves	$ 9,560	$ 976	$ 659	(3)	$ 1,692	$ 9,503
Valuation allowance for deferred tax assets	$ 15,485	$ 1,479	$ -		$ 4,084	$ 12,880

(1) Other consists primarily of bad debt recoveries.

(2) Other includes the additions to valuation allowances during 2006 in which previously unrecorded gross deferred tax assets and valuation allowances were recognized.

(3) Includes currency translation changes in 2005 and 2004 and insurance proceeds in 2004.

MUELLER®
INDUSTRIES, INC.

Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125
901-753-3200
www.muellerindustries.com

SECURITY HOLDER INFORMATION

Annual Meeting
The annual meeting of stockholders will be held at the Company's headquarters at 8285 Tournament Drive, Suite 150, Memphis, TN 38125, 10:00 a.m. local time, May 3, 2007.

Form 10-K
The Company's Annual Report on Form 10-K is available on the Company's website at www.muellerindustries.com or upon written request:

c/o Mueller Industries, Inc.
Suite 150
8285 Tournament Drive
Memphis, TN 38125
Attention: Investor Relations

Market for Mueller Securities
Common stock is traded on the NYSE – Symbol MLI.
6% Subordinated Debentures due 2014 are traded over-the-counter.

Transfer Agent, Registrar and Paying Agent
To notify the Company of address changes, lost certificates, dividend payments, or account consolidations, security holders should contact:

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
(212) 509-4000

NYSE Certifications
The Company submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2006. The Company filed with the SEC the CEO/CFO Certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for 2006 and 2005.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Memphis, Tennessee

CAPITAL STOCK INFORMATION

The Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its common stock during each quarter of 2006 and 2005. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 2006 and 2005 were as follows:

	High	Low	Close
2006			
Fourth quarter	$ 38.25	$ 30.35	$ 31.70
Third quarter	40.35	30.34	35.17
Second quarter	41.80	28.84	33.03
First quarter	35.86	26.81	35.69
2005			
Fourth quarter	$ 28.42	$ 24.41	$ 27.42
Third quarter	29.99	25.35	27.77
Second quarter	28.39	24.75	27.24
First quarter	32.74	27.13	27.97

As of February 23, 2007 the number of holders of record of Mueller's common stock was approximately 1,600. On February 23, 2007, the closing price for Mueller's common stock on the New York Stock Exchange was $30.93.


MUELLER INDUSTRIES, INC.
8285 Tournament Drive, Suite 150
Memphis, TN 38125
901.753.3200
muellerindustries.com
END